Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Annual Report

for the Fiscal Year Ended December 31, 2023

This annual report provides Melco Resorts Finance Limited’s (“Melco Resorts Finance”) audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2023, together with related information.

Melco Resorts Finance Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2023

INTRODUCTION

In this annual report, unless otherwise indicated:

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“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, with a maturity date extended to June 24, 2024, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were canceled;

•

“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One Limited (“MCO Nominee One”), our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which have been amended and restated under the 2023 Amendment and Restatement and the 2024 Amendment and Restatement;

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“2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the 2020 Credit Facilities such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars bear interest at the Term SOFR plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

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“2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the 2020 Credit Facilities to April 29, 2027;

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“2025 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 (the “First 2025 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on July 3, 2017 (the “Additional 2025 Senior Notes”);

•	“2026 Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

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“2028 Senior Notes” refers to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 (the “First 2028 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on August 11, 2020 (the “Additional 2028 Senior Notes”);

•

“2029 Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 (the “First 2029 Senior Notes”) and US$250.0 million in aggregate principal amount was issued on January 21, 2021 (the “Additional 2029 Senior Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), the Macau Special Administrative Region of the PRC (“Macau” or “Macau SAR”) and Taiwan from a geographical point of view;

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“City of Dreams” refers to an integrated resort located in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

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“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Parent and its subsidiaries;

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“Concession Contract” and “Concession” refer to the concession contract executed between Macau and Melco Resorts Macau on December 16, 2022, that provides for the terms and conditions of the concession granted to Melco Resorts Macau, which expires on December 31, 2032;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“LIBOR” refers to the London Interbank Offered Rate;

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“Master Services Agreements” refers to a master services agreement entered into between SCI and certain of its subsidiaries, and related arrangements for work agreements entered into between certain subsidiaries of SCI, on December 21, 2015 for non-gaming services, on the one hand, and certain of Melco Affiliates, on the other hand, under which certain of SCI’s subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau. The Master Services Agreements and other arrangements for non-gaming services at the properties in Macau, are collectively referred to as “Management and Shared Services Arrangements”, have been extended to December 31, 2032;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company, the single largest shareholder of Melco;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming concession;

•	“Mocha Clubs” refers to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

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“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

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“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“Term SOFR” refers to the term Secured Overnight Financing Rate;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•

“we”, “us”, “our”, “our company”, “Melco Resorts Finance” and the “Company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2023 and 2022 and as of December 31, 2023 and 2022.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Certain other amounts that appear in this annual report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate in Macau, new risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) pace of recovery from the impact of the global COVID-19 outbreak on our business, our industry and the global economy, (ii) risks associated with the interpretation of the amended Macau gaming law and their related laws and their implementation by the Macau government; (iii) changes in the gaming market and visitation in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaire and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.811768 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.046088 = US$1.00.

In this annual report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2023 and 2022, and the selected historical consolidated balance sheets data as of December 31, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2023	2022
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$3,190,667	$971,670
Total operating costs and expenses	$(3,222,868)	$(1,430,845)
Operating loss	$(32,201)	$(459,175)
Net loss	$(354,205)	$(733,820)

	As of December 31,
	2023	2022
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$645,555	$1,044,682
Restricted cash(1)	$124,556	$175,563
Total assets(2)	$5,967,191	$6,702,898
Total current liabilities(2)	$961,880	$895,114
Total debts(3)	$5,361,080	$5,983,786
Total liabilities(2)	$6,198,176	$6,590,158
Total shareholder’s (deficit) equity	$(230,985)	$112,740

(1)	Restricted cash includes the current and non-current portions.
(2)

On January 1, 2023, the Company recognized an intangible asset and financial liability of MOP1.93 billion (equivalent to US$239.6 million), representing the right to use and operate the gaming and gaming support areas comprising the City of Dreams Casino, the Altira Casino and the Studio City Casino and related gaming equipment and utensils, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset were determined using the total number of gaming tables and the total number of electronic gaming machines that Melco Resorts Macau is currently approved to operate by the Macau government. In the accompanying consolidated balance sheet as of December 31, 2023, the noncurrent portion of the financial liability of the Concession is included in “Other long-term liabilities” and the current portion is included in “Accrued expenses and other current liabilities.” The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.

(3)	Total debts include current and non-current portions of long-term debt, net, and other long-term liabilities.

The following table sets forth a summary of our consolidated statements of cash flows for the years indicated:

	Year Ended December 31,
	2023	2022
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by (used in) operating activities	$332,099	$(597,384)
Net cash provided by (used in) investing activities	$75,747	$(566,507)
Net cash (used in) provided by financing activities	$(857,627)	$1,499,156
Effect of exchange rate on cash, cash equivalents and restricted cash	$(353)	$(1,251)

(Decrease) increase in cash, cash equivalents and restricted cash	$(450,134)	$334,014
Cash, cash equivalents and restricted cash at beginning of year	$1,220,245	$886,231

Cash, cash equivalents and restricted cash at end of year	$770,111	$1,220,245

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

We are a developer, owner and operator of integrated resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions, to operate casinos in Macau.

We currently have two major casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. We operate the Studio City Casino pursuant to the Studio City Casino Agreement. We also provide non-gaming services to Studio City pursuant to the Master Services Agreements.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 11 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognitions across our properties in 2024. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. The COVID-19 outbreak and the related policies implemented globally, especially the travel or visa restrictions imposed by the PRC, resulted in a significant decline in inbound tourism, among other things, leading to an 85.6% decrease in gross gaming revenue in 2022 compared to 2019, according to the DICJ. Our operations in 2023 benefited from the relaxation of travel restrictions and quarantine requirements. While travel restrictions globally have eased and travel restrictions between Macau and the PRC have been significantly relaxed in 2023, contributing to an increase in visitor arrivals to Macau and gross gaming revenues in Macau, we believe that disruptions resulting from COVID-19 are ongoing. According to the DSEC, visitor arrivals to Macau increased by 395% on a year-over-year basis in 2023 as compared to 2022 while, according to the DICJ, gross gaming revenues in Macau rose by 334% on a year-over-year basis in 2023. However, visitor arrivals in 2023 were still 28% lower than in 2019, and gross gaming revenues in 2023 were still 37% lower than in 2019. According to the DICJ, gross gaming revenues in Macau in the first quarter of 2024 rose by 65.5% as compared to that in the first quarter of 2023 but were still 24.7% lower than in the first quarter of 2019.

While quarantine-free travel within Greater China has resumed and pandemic measures have been lifted, negative impacts on the PRC economy and nearby Asian regions are still being experienced. The pace of our business recovery from COVID-19 is highly uncertain and will depend on the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks and there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

The COVID-19 outbreak also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

Given the uncertainty around the pace of recovery from COVID-19 and the extent of any future COVID-19 outbreaks and government responses to any such outbreaks, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition.

City of Dreams

City of Dreams had an average of approximately 430 gaming tables and approximately 628 gaming machines in 2023, compared to an average of approximately 447 gaming tables and approximately 677 gaming machines in 2022. Morpheus offers approximately 783 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 286 guest rooms. The Grand Hyatt Macau hotel, comprising two towers within City of Dreams, offers approximately 763 guest rooms and the upgrade of MICE space and refresh of guest rooms at the Grand Hyatt Macau hotel are in progress. The Countdown is expected to undergo renovations as part of its rebranding. In addition, City of Dreams includes approximately 41 restaurants and bars, approximately 162 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water, which has been temporarily closed since June 2020, is expected to re-open in late 2024. City of Dreams targets premium market and rolling chip patrons from regional markets across Asia.

For the years ended December 31, 2023 and 2022, the total operating revenues generated from City of Dreams amounted to US$2.06 billion and US$631.0 million, representing 64.7% and 64.9% of our total operating revenues, respectively.

Altira Macau

Altira Macau had an average of approximately 44 gaming tables and 141 gaming machines operated under the brand Mocha at Altira Macau in 2023, compared to an average of approximately 93 gaming tables and 146 gaming machines operated under the brand Mocha at Altira Macau in 2022. In addition, Altira Macau had approximately 216 hotel rooms as of December 31, 2023 and features several fine dining and casual restaurants and recreation and leisure facilities. Starting in the third quarter of 2021, Altira Macau was strategically repositioned to cater to the premium mass and mass segments and shut down VIP rolling chip operations.

For the years ended December 31, 2023 and 2022, the total operating revenues generated from Altira Macau amounted to US$114.0 million and US$32.8 million, representing 3.6% and 3.4% of our total operating revenues, respectively.

Mocha and Other

Effective from June 27, 2022, the Grand Dragon Casino, a casino on Taipa Island, Macau, which focuses on mass market table games and which was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino.

Mocha Clubs had an average of approximately 874 gaming machines in operation (excluding approximately 141 gaming machines at Altira Macau) in 2023, compared to an average of approximately 935 gaming machines in operation (excluding approximately 146 gaming machines at Altira Macau) in 2022. Mocha Clubs focus primarily on general mass market patrons, including day-trip customers, outside the conventional casino setting. Grand Dragon Casino had an average of approximately 17 gaming tables in 2023.

For the years ended December 31, 2023 and 2022, the total operating revenues generated from Mocha and Other amounted to US$119.0 million and US$76.4 million, representing 3.7% and 7.9% of our total operating revenues, respectively.

Summary of Financial Results

For the year ended December 31, 2023, our total operating revenues were US$3.19 billion, an increase of 228.4% from US$0.97 billion for the year ended December 31, 2022. Net loss for the year ended December 31, 2023 was US$354.2 million, a decrease of 51.7% from a net loss of US$733.8 million for the year ended December 31, 2022. The change was primarily attributable to improved performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau as a result of the earlier than expected relaxation of COVID-19 related restrictions in Macau in January 2023, and no remaining amortization of gaming subconcession, partially offset by higher interest expense, and the amortization expenses on intangible assets arising from the Macau gaming concession as well as asset impairments of US$207.6 million in Altira Macau under property charges and other in 2023. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses in the consolidated statement of operations. The revenues and costs from the provision of management services to affiliated companies are reflected in entertainment, retail and other revenues and operating expenses, respectively, in the consolidated statement of operations.

The following summarizes the results of our operations for the years indicated:

	Year Ended December 31,
	2023	2022
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$3,190,667	$971,670
Total operating costs and expenses	$(3,222,868)	$(1,430,845)
Operating loss	$(32,201)	$(459,175)
Net loss	$(354,205)	$(733,820)

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

The recovery from the disruptions caused by COVID-19, including the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from COVID-19 affecting discretionary spending and travel. The pace of recovery of our business from COVID-19 could vary materially from our current expectations and could materially affect our business, prospects, financial condition and results of operations;

•

The implementation of the amended Macau Gaming Operations Law, as well as any other policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to travel and visa policies and gaming concessionaire’s liability;

•

Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in the PRC or new measures taken by the Chinese government, including criminalization of certain conduct, to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in the PRC, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

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The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the business that we operate;

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Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

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Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage of our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data;

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Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries, and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements;

•	Gaming promoters in Macau have experienced significantly increased regulatory scrutiny that has resulted in the cessation of business of many gaming promoters;

•	Our 2015 Credit Facilities and 2020 Credit Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”;

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The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”; and

•

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

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Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

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Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate across our properties is in the range of 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to COVID-19 outbreaks have been excluded. Room statistics also exclude rooms that were temporarily closed or provided to the staff members due to COVID-19 outbreaks.

Critical Accounting Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management applies significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-Lived Assets

During the construction and development stage of our integrated resort facilities, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(i) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated term of the land use rights on a straight-line basis. The estimated term of the land use rights under the applicable land concession contracts are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed. Refer to note 2(m) to the consolidated financial statements included elsewhere in this annual report for further details of estimated term of the land use rights.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Costs incurred to develop software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The remaining estimated useful lives of the internal-use software are periodically reviewed. Refer to note 2(j) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the internal use software.

Our total capital expenditures for the years ended December 31, 2023 and 2022 were US$46.7 million and US$31.0 million were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. Refer to note 22 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also evaluate our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future market conditions and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.

During the year ended December 31, 2023, with the market value of Altira Macau significantly decreased as a result of a change in its forecasted performance given the latest market conditions and lingering disruptions to the business caused by COVID-19 and our earlier cessation of arrangements with gaming promoters in Macau, an impairment of long-lived assets in relation to Altira Macau of US$207.6 million was recognized. Such amount included the impairment of Altira Macau’s property and equipment of US$110.0 million, and the full impairment of the finite-lived intangible assets, land use rights and operating lease right-of-use assets for Altira Macau of US$30.4 million, US$65.2 million and US$2.0 million, respectively.

During the year ended December 31, 2022, an impairment of long-lived assets of US$3.6 million represents the impairment of property and equipment which related to a significant decrease in the market value of an aircraft.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2023 and 2022 were associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we may first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value then a quantitative impairment test is performed.

To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we would recognize an impairment for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.

We determine the fair value of our reporting unit using income valuation approaches through the application of discounted cash flow method. The projections for future cash flows utilized in the discounted cash flow method are derived from historical experience and assumptions regarding future growth and profitability of the reporting unit, These projections are consistent with our budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of the reporting unit. Beyond five years, a terminal value was determined using a perpetuity growth rate. For the goodwill impairment test of Mocha Clubs, the rates used to discount the cash flow are 11.7% and 12.6% for the years ended December 31, 2023 and 2022 respectively and sensitivity analysis was performed by either reducing the operating cash flows by 5% or increasing the discount rate by one percentage point, which would not have resulted in its carrying value exceeding its fair value.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, we perform an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, we estimate the fair values of the trademarks, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

As a result of these assessments, no impairment losses on goodwill and intangible assets with indefinite lives were recognized during the years ended December 31, 2023 and 2022.

As discussed above, determining the fair value of goodwill and trademarks is judgmental in nature and requires the use of significant estimates and assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of the Group.

Revenue Recognition

Our revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. We account for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers and gaming promoters, cash discounts and other cash incentives earned by customers are recorded as reductions of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under our non-discretionary incentive programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by us to incentivize future gaming, we allocate the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under our control and discretion and supplied by third parties are recorded as operating expenses.

We operate different non-discretionary incentives programs in certain of our properties which include our loyalty programs to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under our loyalty programs, we defer a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for our self-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under our loyalty programs, the residual amount is recorded as casino revenue when the wagers are settled.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of Studio City Casino and one of its externally managed hotels and concluded that it is the controlling entity and is the principal to these arrangements.

For the operation of Studio City Casino, on June 23, 2022, Melco Resorts Macau and Studio City Entertainment, amended the Studio City Casino Agreement, under which Melco Resorts Macau operates Studio City Casino since Studio City Entertainment does not hold a gaming concession in Macau. Pursuant to the Studio City Casino Agreement, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino from Studio City Casino’s gross gaming revenues, and recognizes the residual amount as an expense captioned as payments (funds received) under Studio City Casino Agreement with an affiliated company. Given Melco Resorts Macau has full responsibility for the operations of Studio City Casino in accordance with the Concession or its previous gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

For the operation of the externally managed hotel, as we are the owner of the hotel property, the hotel manager operates the hotel under a management agreement providing management services to us, and we receive all rewards and take substantial risks associated with the hotel business. We are the principal and the transactions are, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from the customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino accounts receivable. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is/can be also given to gaming promoters. These receivables can be offset against commissions payable and any other value items held by us to the respective customers and gaming promoters for which we intend to set off when required.

As of December 31, 2023 and 2022, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on our specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers, current business and economic conditions, and management’s expectations of future business and economic conditions.

As of December 31, 2023 and 2022, the Company’s allowances for casino credit losses were 63.9% and 84.0% of gross casino accounts receivable, respectively. At December 31, 2023, a 100 basis-point change in the estimated allowance for credit losses as a percentage of casino receivables would change the allowance for credit losses by US$2.3 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2023 and 2022, we recorded valuation allowances of US$127.3 million and US$120.3 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Other Accounting Policies and Estimates

In addition to the critical accounting estimates described above, there are other accounting policies and estimates within the consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in the consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in the consolidated financial statements, the resulting changes could have a material adverse effect on the consolidated financial statements. See note 2 to our consolidated financial statements for further information on significant accounting policies.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our total operating revenues for the year ended December 31, 2023 were US$3.19 billion, an increase of US$2.22 billion, or 228.4%, from US$0.97 billion for the year ended December 31, 2022. The increase in total operating revenues was primarily attributable to improved performance in all gaming segments and non-gaming operations at City of Dreams and Altira Macau, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Such increase mainly resulted from the earlier than expected relaxation of COVID-19 related restrictions in Macau in January 2023. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses.

Our total operating revenues for the year ended December 31, 2023 consisted of US$2.71 billion of casino revenues, representing 85.1% of our total operating revenues, and US$476.8 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2022 consisted of US$0.71 billion of casino revenues, representing 73.2% of our total operating revenues, and US$260.8 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2023 were US$2.71 billion, representing a US$2.00 billion, or 281.8%, increase from casino revenues of US$0.71 billion for the year ended December 31, 2022, primarily due to higher revenues in all gaming segments at City of Dreams and Altira Macau, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Pursuant to the Studio City Casino Agreement, net income/loss arisen from operating the Studio City Casino is reimbursed to/from Studio City Entertainment. Such reimbursement is included in general and administrative expenses.

Altira Macau. In the mass market table games segment, drop was US$488.2 million for the year ended December 31, 2023, representing an increase of 293.6% from US$124.0 million for the year ended December 31, 2022. The mass market table games hold percentage was 22.7% for the year ended December 31, 2023, increasing from 19.6% for the year ended December 31, 2022. Average net win per gaming machine per day was US$224 for the year ended December 31, 2023, an increase of US$108, or 92.6%, from US$116 for the year ended December 31, 2022.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2023 of US$19.42 billion represented an increase of US$15.04 billion, or 343.5%, from US$4.38 billion for the year ended December 31, 2022. The rolling chip win rate was 2.61% for the year ended December 31, 2023, which decreased from 3.85% for the year ended December 31, 2022. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$5.02 billion for the year ended December 31, 2023, which represented an increase of US$3.83 billion, or 322.6%, from US$1.19 billion for the year ended December 31, 2022. The mass market table games hold percentage was 30.9% for the year ended December 31, 2023, increasing from 30.5% for the year ended December 31, 2022. Average net win per gaming machine per day was US$464 for the year ended December 31, 2023, an increase of US$324, or 232.1%, from US$140 for the year ended December 31, 2022.

Mocha and Other. Effective from June 27, 2022, the Grand Dragon Casino, a casino on Taipa Island, Macau, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino. In the mass market table games segment, drop was US$176.1 million for the year ended December 31, 2023, an increase from US$39.2 million for the year ended December 31, 2022. The mass market table games hold percentage was 17.0% for the year ended December 31, 2023, decreasing from 20.1% for the year ended December 31, 2022. Average net win per gaming machine per day for the year ended December 31, 2023 was US$291, an increase of US$82, or 38.9%, from US$209 for the year ended December 31, 2022.

Rooms. Room revenues (including complimentary rooms) were US$155.4 million for the year ended December 31, 2023, representing an increase of US$112.6 million, or 262.9%, from room revenues (including complimentary rooms) of US$42.8 million for the year ended December 31, 2022. The increase was primarily due to increased occupancy as a result of a year-over-year increase in inbound tourism to Macau. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$201, 86% and US$173, respectively, for the year ended December 31, 2023, as compared to US$205, 27% and US$56, respectively, for the year ended December 31, 2022. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$136, 87% and US$118, respectively, for the year ended December 31, 2023, as compared to US$97, 42% and US$41, respectively, for the year ended December 31, 2022.

Food and beverage. Food and beverage revenues (including complimentary food and beverage) were US$87.5 million for the year ended December 31, 2023, representing an increase of US$56.1 million, or 178.4%, from food and beverage revenues (including complimentary food and beverage) of US$31.4 million for the year ended December 31, 2022. The increase was primarily due to the increase in business activities as a result of a year-over-year increase in inbound tourism to Macau.

Entertainment, retail and other. Entertainment, retail and other revenues (including complimentary entertainment services) increased by US$47.3 million, or 25.3%, to US$233.8 million for the year ended December 31, 2023 from US$186.5 million for the year ended December 31, 2022. The increase was primarily due to the increase in management fee income resulting from the increase in business activities during the year ended December 31, 2023.

Operating costs and expenses

Total operating costs and expenses were US$3.22 billion for the year ended December 31, 2023, compared to US$1.43 billion for the year ended December 31, 2022.

Casino. Casino expenses increased by US$1.21 billion, or 166.8%, to US$1.94 billion for the year ended December 31, 2023 from US$0.73 billion for the year ended December 31, 2022, primarily due to an increase in gaming taxes at City of Dreams and Altira Macau resulting from increased gaming volumes and associated higher revenues, higher complimentaries to gaming customers, higher marketing and promotional expenses and higher payroll expenses at City of Dreams and Altira Macau, as well as an increase in casino expenses at Studio City Casino due to its improved performance, for which Melco Resorts Macau is reimbursed pursuant to the Studio City Casino Agreement.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$44.3 million and US$26.0 million for the years ended December 31, 2023 and 2022, respectively. The increase was primarily due to increased occupancy, which was in-line with higher room revenues for the year ended December 31, 2023.

Food and beverage. Food and beverage expenses were US$76.4 million and US$43.0 million for the years ended December 31, 2023 and 2022, respectively. The increase was in-line with higher food and beverage revenues for the year ended December 31, 2023.

Entertainment, retail and other. Entertainment, retail and other expenses were US$16.5 million and US$12.6 million for the years ended December 31, 2023 and 2022, respectively. The increase was primarily due to higher operating costs as a result of an increase in business activities during the year ended December 31, 2023.

General and administrative. General and administrative expenses increased by US$350.8 million, or 123.4%, to US$635.0 million for the year ended December 31, 2023 from US$284.2 million for the year ended December 31, 2022. The increase was primarily due to the reimbursement of net income from Studio City Casino to Studio City Entertainment pursuant to the Studio City Casino Agreement as a result of improved performance at Studio City Casino in the year ended December 31, 2023, as compared to the reimbursement from Studio City Entertainment due to softer performance at Studio City Casino in the year ended December 31, 2022, as well as trademark license fee expenses of US$78.5 million in the year ended December 31, 2023.

Pre-opening costs. Pre-opening costs were US$3.9 million for the year ended December 31, 2023. These costs related primarily to personnel training, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2023 were mainly for The House of Dancing Water, which is expected to re-open in late 2024. There were no pre-opening costs for the year ended December 31, 2022.

Amortization of gaming subconcession. The gaming subconcession was fully amortized in 2022. Amortization expense for our gaming subconcession, which was recognized on a straight-line basis, was US$32.8 million for the year ended December 31, 2022.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$10.8 million for both years ended December 31, 2023 and 2022.

Depreciation and amortization. Depreciation and amortization expenses slightly decreased by US$2.6 million, or 0.9%, to US$270.4 million for the year ended December 31, 2023 from US$273.0 million for the year ended December 31, 2022. The slight decrease was primarily due to lower depreciation expenses due to certain assets being fully depreciated, partially offset by amortization expense of US$24.0 million on the intangible asset arising from the Macau gaming concession.

Property charges and other. Property charges and other for the year ended December 31, 2023 were US$229.0 million, which primarily included asset impairments in Altira Macau, litigation claims related to junket player deposits and costs incurred as a result of departmental restructuring. In 2023, an impairment in long-lived assets of US$207.6 million was recognized to reflect the significant decrease in the market value of Altira Macau. The change in market value reflects a change in forecasted performance of Altira Macau given the latest market conditions and lingering disruptions to the business caused by COVID-19 and the earlier cessation of arrangements with gaming promoters in Macau. Property charges and other for the year ended December 31, 2022 were US$22.6 million, which primarily included the costs incurred as a result of departmental restructuring, litigation claims related to junket player deposits and asset impairments.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expense, other financing costs, foreign exchange losses, net as well as other non-operating income, net.

Interest income was US$26.2 million for the year ended December 31, 2023, compared to US$6.3 million for the year ended December 31, 2022. The increase was primarily due to interest income on loans advanced to Melco in August 2022 and March 2023, respectively, as well as higher bank interest income.

Interest expense was US$345.5 million for the year ended December 31, 2023, compared to US$273.3 million for the year ended December 31, 2022. The increase was primarily due to higher interest expense of US$51.3 million on the 2020 Credit Facilities as a result of drawdowns in the second half of 2022, and interest expense of US$20.1 million on financial liability related to the Macau gaming concession.

Other financing costs for the year ended December 31, 2023 amounted to US$4.0 million, compared to US$6.0 million for the year ended December 31, 2022. The decrease in other financing costs was primarily due to the decrease in loan commitment fees as a result of the drawdowns from the 2020 Credit Facilities in the second half of 2022.

Income tax benefit (expense)

Income tax benefit for the year ended December 31, 2023 amounted to US$1.4 million compared to income tax expense of US$1.3 million for the year ended December 31, 2022. The income tax benefit was primarily attributable to a deferred income tax benefit of US$5.6 million and an over provision of prior year’s lump sum tax payable of US$1.3 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau, partially offset by a lump sum tax payable of US$5.7 million for the year ended December 31, 2023 for the current year’s similar lump sum tax payable. The effective tax rate for the year ended December 31, 2023 was 0.39%, as compared to (0.17)% for the year ended December 31, 2022. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, expired tax losses, changes in valuation allowances and different tax rate of subsidiaries operating in other jurisdiction for the relevant years together with the effect of profits generated by gaming operations being exempted from Macau Complementary Tax for the year ended December 31, 2023 and the effect of tax losses that cannot be carried forward for the year ended December 31, 2022. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net loss

As a result of the foregoing, we had net loss of US$354.2 million for the year ended December 31, 2023, compared to net loss of US$733.8 million for the year ended December 31, 2022.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and our debt and equity financings to meet our funding requirements and repay our indebtedness, as the case may be.

As of December 31, 2023, we held cash and cash equivalents and restricted cash (being cash collateral for concession-related guarantees issued to the Macau government and security under credit facilities) of US$645.6 million and US$124.6 million, respectively.

As of December 31, 2023, HK$6.63 billion (equivalent to US$848.5 million) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

On March 28, 2024, HK$1.17 billion (equivalent to US$149.5 million) of the loan principal outstanding under the 2020 Credit Facilities was repaid, together with accrued interest, increasing the availability under the 2020 Credit Facilities to HK$7.80 billion (equivalent to US$996.7 million).

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2023	2022
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by (used in) operating activities	$332,099	$(597,384)
Net cash provided by (used in) investing activities	$75,747	$(566,507)
Net cash (used in) provided by financing activities	$(857,627)	$1,499,156
Effect of exchange rate on cash, cash equivalents and restricted cash	$(353)	$(1,251)

(Decrease) increase in cash, cash equivalents and restricted cash	$(450,134)	$334,014
Cash, cash equivalents and restricted cash at beginning of year	$1,220,245	$886,231

Cash, cash equivalents and restricted cash at end of year	$770,111	$1,220,245

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$332.l million for the year ended December 31, 2023, compared to net cash used in operating activities of US$597.4 million for the year ended December 31, 2022. The change was primarily due to better performance of operations as described in the foregoing section and decreased working capital for operations.

Investing Activities

Net cash provided by investing activities was US$75.7 million for the year ended December 31, 2023, compared to net cash used in investing activities of US$566.5 million for the year ended December 31, 2022. The change was primarily due to the net repayments of loans or advances by an affiliated company to us during the year ended December 31, 2023, as compared to extensions of such loans or advances by us during the year ended December 31, 2022.

Net cash provided by investing activities for the year ended December 31, 2023 mainly included repayments of loans or advances by an affiliated company to us of US$270.5 million, partially offset by extensions of loans or advances by us to an affiliated company of US$158.0 million and payments for acquisition of property and equipment of US$32.6 million and payments for acquisition of intangible assets of US$4.3 million.

Net cash used in investing activities for the year ended December 31, 2022 mainly included funds to an affiliated company of US$521.9 million and payments for acquisition of property and equipment of US$36.2 million.

Our total payments for acquisition of property and equipment were US$32.6 million and US$36.2 million for the years ended December 31, 2023 and 2022, respectively. Such capital expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$857.6 million for the year ended December 31, 2023, which primarily represented the repayments of the outstanding revolving credit facility under the 2020 Credit Facilities of US$2.10 billion, partially offset by the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.25 billion.

Net cash provided by financing activities amounted to US$1.50 billion for the year ended December 31, 2022, which primarily represented the proceeds from the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$1.50 billion.

Indebtedness

The following table presents a summary of our gross indebtedness as of December 31, 2023:

As of December 31, 2023
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2028 Senior Notes	$850,000
2029 Senior Notes	$1,150,000
2015 Credit Facilities	$128
2020 Credit Facilities	$1,052,515

$5,152,643

Major changes in our indebtedness during the year ended and subsequent to December 31, 2023 are summarized below.

During the year ended December 31, 2023, MCO Nominee One repaid US$820.0 million and HK$206.0 million (equivalent to US$29.6 million) in aggregate on a net basis along with accrued interest under the 2020 Credit Facilities.

On June 29, 2023, certain provisions of the 2020 Credit Facilities were amended and restated such that borrowings under the 2020 Credit Facilities denominated in U.S. dollars should bear interest at the Term SOFR plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. The amendment became effective on June 29, 2023 (the “Effective Date”). Prior to the Effective Date of the 2023 Amendment and Restatement, borrowings under the 2020 Credit Facilities denominated in U.S. dollars bore interest at the LIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries.

On March 28, 2024, MCO Nominee One repaid HK$1.17 billion (equivalent to US$149.5 million) along with the accrued interest under the 2020 Credit Facilities.

On April 8, 2024, the maturity date of the 2020 Credit Facilities was extended by two years to April 29, 2027.

For further details of the above indebtedness, see note 11 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the extent to which borrowings are at fixed rates and still available to us, the maturity profile of such debt facilities, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See “—Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the maintenance and development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to enhance and develop our properties which includes, for example, our efforts to redevelop and rebrand The Countdown at City of Dreams in Cotai, Macau and upgrade and refresh the Grand Hyatt’s MICE space and guest rooms.

We have relied and intend in the future to rely on our operating cash flow, existing cash balances and different forms of equity or debt financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our maintenance, development and construction schedules, the availability of funds on terms acceptable to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business operations and expansion plans. Such activities may include refinancing, purchasing or otherwise retiring existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities. Any such activities will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and the amounts involved may be material.

Our material cash requirements arise from the development and continuous enhancement and maintenance of our properties and the payment of interest expenses and repayment of principal relating to our indebtedness.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2023, we had capital commitments mainly for the acquisition of property and equipment for City of Dreams totaling US$24.8 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 20 to the consolidated financial statements included elsewhere in this annual report.

We are committed to prudent balance sheet management. We believe that continued EBITDA growth can lead to a healthy recovery of free cash flow and a natural deleveraging of our business. As we have completed the construction of our major development projects, we intend to focus our capital expenditure on the maintenance and enhancement of our existing properties and do not expect a material increase in capital expenditure in the near term.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2023 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2025 Senior Notes	$—	$1,000.0	$—	$—	$1,000.0
2026 Senior Notes	—	500.0	—	—	500.0
2027 Senior Notes	—	—	600.0	—	600.0
2028 Senior Notes	—	—	850.0	—	850.0
2029 Senior Notes	—	—	—	1,150.0	1,150.0
2015 Credit Facilities	0.1	—	—	—	0.1
2020 Credit Facilities	—	1,052.5	—	—	1,052.5
Fixed interest payments	219.5	344.5	217.9	57.1	839.0
Variable interest payments(2)	78.3	25.7	—	—	104.0
Operating leases(3)	7.8	11.1	2.3	22.6	43.8
Construction costs and property and equipment retention payables	2.2	—	—	—	2.2
Other contractual commitments:
Property and equipment acquisition commitments	24.8	—	—	—	24.8
Gaming concession premium(4)	18.0	36.0	36.0	71.7	161.7
Reversion Assets payments(5)	7.2	31.2	47.9	95.9	182.2

Total contractual obligations	$357.9	$3,001.0	$1,754.1	$1,397.3	$6,510.3

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as of December 31, 2023 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(4)

Represents annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines that Melco Resorts Macau is currently approved to operate by the Macau government for our gaming concession in Macau. The gaming tax for gaming concession in Macau as disclosed in note 20(b) to the consolidated financial statements included elsewhere in this annual report are not included in this table as the amount is variable in nature.

(5)

The gaming and gaming support areas of the City of Dreams Casino, the Altira Casino and the Studio City Casino with an area of 31,227.3 square meters, 17,128.8 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”) are currently owned by the Macau government. Effective January 1, 2023, the Macau government has transferred the Reversion Assets to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

(6)

In addition to the amounts included in the table above, in connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to US$1.47 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to US$248.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to US$22.37 billion) (the “Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to US$22.37 billion) in 2023, the Incremental Investment Trigger was reached and, the non-gaming investment to be carried out was increased by MOP2,003.0 million (equivalent to US$248.9 million) to MOP12,011.0 million (equivalent to US$1.49 billion), with the overall investment amount increased to MOP13,826.7 million (equivalent to US$1.72 billion) to be carried out by December 2032. As of December 31, 2023, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP1,331.0 million (equivalent to US$165.4 million).

Off-Balance Sheet Arrangements

Except as disclosed in note 11 and note 20(b) to the consolidated financial statements included elsewhere in this annual report, as of December 31, 2023, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

Subsidiaries of Melco Resorts Finance that are incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2023, the aggregate balance of the legal reserves amounted to US$31.5 million.

During the years ended December 31, 2023 and 2022, the sole director of our company did not declare any dividend on ordinary shares.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk is associated with our indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations. As of December 31, 2023, we were subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities and 2020 Credit Facilities.

As of December 31, 2023, approximately 80% of our total gross indebtedness was based on fixed rates. Based on our December 31, 2023 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$10.5 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas and H.K. dollars. In addition, a significant portion of our indebtedness, as a result of the 2025 Senior Notes, 2026 Senior Notes, 2027 Senior Notes, 2028 Senior Notes and 2029 Senior Notes and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

The value of the H.K. dollar and Pataca against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subjected to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar or Pataca to the U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2023, in addition to H.K. dollars and Patacas, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2023. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2023.

Major currencies in which our cash and bank balances (including restricted cash) are held as of December 31, 2023 were the U.S. dollar, the H.K. dollar and the Pataca. Based on the cash and bank balances as of December 31, 2023, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$7.6 million for the year ended December 31, 2023.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2023, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$10.5 million for the year ended December 31, 2023.

Recent Developments

We have seen positive developments in the overall market so far in 2024 with Macau gross gaming revenues increasing by approximately 6% from the fourth quarter of 2023 to the first quarter of 2024. In particular, during the Chinese New Year holiday period, total visitors to Macau approached 2019 levels and the number of visitors from China exceeded 2019 levels. Our Parent’s mass gross gaming revenues and Macau property EBITDA, based on the theoretical win rate, during the 2024 Chinese New Year holiday period were meaningfully higher than their 2019 levels, including a 22% increase in mass gross gaming revenues compared to 2019. Although volumes continued to grow quarter-to-quarter from the fourth quarter of 2023 to the first quarter of 2024, we believe that our VIP gross gaming revenues were impacted by lower-than-expected hold in the first quarter of 2024.

With improving free cash flows, we are focused on debt repayment and continued deleveraging and continue to actively manage our debt maturity profile and liquidity availability. We repaid US$850 million of our credit facilities in 2023 and an additional US$149.5 million in the first quarter of 2024. This month, we extended the maturity date of the 2020 Credit Facilities maturity date from April 2025 to April 2027.

BUSINESS

Overview

We are a developer, owner and operator of integrated resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions, to operate casinos in Macau.

We currently have two major casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. We operate the Studio City Casino pursuant to the Studio City Casino Agreement. We also provide non-gaming services to Studio City pursuant to the Master Services Agreements.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 11 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognitions across our properties in 2024. We seek to attract patrons throughout Asia and, in particular, from Greater China.

We and/or our Parent have earned multiple international accolades recognizing our excellence in operations, corporate social responsibility and contributions towards sustainability. These awards include:

•	“Best Responsible Gaming Program” at the Asia Gaming Awards for the second consecutive year in 2024,

•	“Best Overall CSR Program” at the IAG Academy IR Awards 2023,

•	“Outstanding Contribution in Corporate Social Responsibility” at the Asia Gaming Awards 2023,

•	“Corporate Social Responsibility of the Year” at the Global Gaming Awards Asia-Pacific for the second consecutive year in 2023,

•	“2023 Excellence in Practice Award” by The Association for Talent Development (ATD) in the “Career Development” category for the Company’s “Foundation Accelerated Program”,

•	“Best Environmental Responsibility” at the Asian Excellence Awards by Corporate Governance Asia magazine for the 11th consecutive year in 2023,

•

Being named among the Top 10 most sustainable hospitality companies in the 3rd Greater China Hotel Business Sustainability Index launched by CUHK Business School’s Centre for Business Sustainability in 2023,

•	“Sustainability Award” at the International Gaming Awards in 2022,

•

The Company’s training program “Morpheus Moments – Whatever It Takes, Whenever, However” was granted the “2022 Excellence in Practice Award” by The Association for Talent Development (ATD) in the “Customer Service Training” category,

•	“Sustainable Resort of the Year” at the International Gaming Awards in 2021,

•	“Climate Change Initiative” at the Pacific Asia Travel Association (PATA) Gold Awards in 2021,

•	“Asia’s Best CSR” at the Asian Excellence Awards by Corporate Governance Asia magazine for the second consecutive year in 2021,

•	“WeCare™ HR Asia Most Caring Companies Award” in 2021,

•	“Best Companies to Work for in Asia” by HR Asia magazine for the third consecutive year in 2021, and

•

RG Check certifications for Altira Macau, City of Dreams and Studio City in 2021, making us the first and only operator globally to receive RG Check certifications for its entire portfolio. Developed by the Responsible Gambling Council, RG Check is the world’s gold standard and most comprehensive responsible gaming accreditation program established and implemented by an independent panel of respected gaming specialists.

Our current operating facilities are focused on the Macau gaming market. The COVID-19 outbreak and the related policies implemented globally, especially the travel or visa restrictions imposed by the PRC, resulted in a significant decline in inbound tourism, among other things, leading to an 85.6% decrease in gross gaming revenue in 2022 compared to 2019, according to the DICJ. Our operations in 2023 benefited from the relaxation of travel restrictions and quarantine requirements. While travel restrictions globally have eased and travel restrictions between Macau and the PRC have been significantly relaxed in 2023, contributing to an increase in visitor arrivals to Macau and gross gaming revenues in Macau, we believe that disruptions resulting from COVID-19 are ongoing. According to the DSEC, visitor arrivals to Macau increased by 395% on a year-over-year basis in 2023 as compared to 2022 while, according to the DICJ, gross gaming revenues in Macau rose by 334% on a year-over-year basis in 2023. However, visitor arrivals in 2023 were still 28% lower than in 2019, and gross gaming revenues in 2023 were still 37% lower than in 2019. According to the DICJ, gross gaming revenues in Macau in the first quarter of 2024 rose by 65.5% as compared to that in the first quarter of 2023 but were still 24.7% lower than in the first quarter of 2019.

While quarantine-free travel within Greater China has resumed and pandemic measures have been lifted, negative impacts on the PRC economy and nearby Asian regions are still being experienced. The pace of our business recovery from COVID-19 is highly uncertain and will depend on the impact of potentially higher unemployment rates, declines in income levels and loss of personal wealth resulting from COVID-19 outbreaks and there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

The COVID-19 outbreak also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.

Given the uncertainty around the pace of recovery from COVID-19 and the extent of any future COVID-19 outbreaks and government responses to any such outbreaks, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition.

We are strategically investing in our properties and human talent to drive continued growth. We are focused on enhancing our customer service and guest experience and are updating our retail and food and beverage offerings. We have also centralized our sales force and are in the process of implementing new technologies to enhance the quality of our customer data, which is expected to allow us to further improve on our promotions, offers and events to our customers. Together with a detailed review of gaming floor configurations, we target to increase table yield and productivity across our gaming floor. We have also recruited experienced gaming professionals in the areas of analytics and gaming operations, hospitality, food and beverage and retail to continue to drive these strategic initiatives.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip patrons from regional markets across Asia. City of Dreams had an average of approximately 430 gaming tables and approximately 628 gaming machines in 2023, compared to an average of approximately 447 gaming tables and approximately 677 gaming machines in 2022.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 783 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 286 guest rooms. The Grand Hyatt Macau hotel, comprising two towers within City of Dreams, offers approximately 763 guest rooms and the upgrade of MICE space and refresh of guest rooms at the Grand Hyatt Macau hotel are in progress. The Countdown is expected to undergo renovations as part of its rebranding. In addition, City of Dreams includes approximately 41 restaurants and bars, approximately 162 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since June 2020) is expected to re-open in late 2024.

City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. Below are some of these accolades:

•	Morpheus and its spa were recognized by Forbes Travel Guide with Five-Star recognition for the fifth consecutive year in 2024. Other accolades garnered by Morpheus include:

•	Being listed among the World’s Most Beautiful Hotels by the Prix Versailles in 2023, and

•	Top 10% worldwide hotels for 2021 Travelers’ Choice Award by Tripadvisor,

•	Nüwa was recognized as a Forbes Travel Guide Five-Star hotel for the 12th consecutive year in 2024, while its spa was awarded Forbes Travel Guide Five-Star recognition for the 11th consecutive year,

•

The Cantonese culinary masterpiece Jade Dragon was awarded Forbes Travel Guide Five-Star recognition for the 11th consecutive year in 2024. It maintained its three-star MICHELIN rating for the sixth consecutive year in the MICHELIN Guide Hong Kong Macau 2024 and received Three Diamonds in the Black Pearl Restaurant Guide 2024 for the fifth consecutive year,

•

The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the fifth year in 2024. It attained two MICHELIN stars in the MICHELIN Guide Hong Kong Macau 2024 for the sixth year running and was honored with One Diamond in its Black Pearl Restaurant Guide debut in 2024, and,

•

Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the fifth year in 2024. It received One Diamond in the Black Pearl Restaurant Guide 2024 for the fifth consecutive year and was recommended by MICHELIN Guide Hong Kong Macau 2024

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The House of Dancing Water has been temporarily closed since June 2020 and is expected to re-open in late 2024.

Altira Macau

Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass and mass segments and has shut down VIP rolling chip operations. Prior to that, Altira Macau was designed to provide a casino and hotel experience that catered to Asian rolling chip customers. Altira Macau had an average of approximately 44 gaming tables and 141 gaming machines operated under the brand Mocha at Altira Macau in 2023, compared to an average of approximately 93 gaming tables and 146 gaming machines operated under the brand Mocha at Altira Macau in 2022. Altira Macau has a multi-floor layout comprising various gaming areas. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 216 guest rooms, including suites and villas, as of December 31, 2023. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. Below are some of the awards Altira Macau has received:

•	Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 15 consecutive years in 2024,

•	Its Japanese tempura specialist Tenmasa received Forbes Travel Guide Five-Star recognition for the tenth consecutive year in 2024,

•

Its Cantonese restaurant Ying was honored with the Forbes Travel Guide Five-Star recognition for the fifth consecutive year in 2024 and was awarded a MICHELIN star in the MICHELIN Guide Hong Kong Macau 2024 for the eighth consecutive year, and.

•	Its Italian restaurant Aurora earned Forbes Travel Guide Five-Star recognition for the tenth consecutive year in 2023.

With the changes in the VIP segment in Macau, we are reviewing Altira’s position and strategy.

Mocha Clubs

Mocha Clubs operate gaming machines across six locations in Macau (excluding gaming machines at Altira Casino) and comprise the largest non-casino based operations of electronic gaming machines in Macau. Mocha Clubs had an average of approximately 874 gaming machines in operation (excluding approximately 141 gaming machines at Altira Macau) in 2023, compared to an average of approximately 935 gaming machines in operation (excluding approximately 146 gaming machines at Altira Macau) in 2022. According to the DICJ, there were a total of 12,000 slot machines in the Macau market as of December 31, 2023. Mocha Clubs focus on general mass market patrons, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. We operate Grand Dragon Casino under a right-to-use agreement. Grand Dragon Casino had an average of approximately 17 gaming tables in 2023.

Studio City

We operate the Studio City Casino pursuant to the Studio City Casino Agreement. We also provide non-gaming services to Studio City pursuant to the Master Services Agreements. Studio City features a 5,000-seat live performance arena, MICE space, as well as an additional indoor/outdoor water park. It offers 4,000 square meters of indoor event space, approximately 38,500 square meters of complementary retail space and 1,820 square meters of ballroom space. A total of US$1.2 billion has been invested in the construction of Studio City Phase 2, which encompasses the Epic Tower, W Macau, and an indoor waterpark.

Our Development Projects

We continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at the properties leased from the Macau government in accordance with the terms and conditions of our gaming concession, or, with respect to the Mocha Clubs and Grand Dragon Casino, in third party-owned properties. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts.

City of Dreams

City of Dreams is located in Cotai, Macau, with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to US$159.9 million), which was paid in full in January 2016. As of December 31, 2023, the total gross floor area at City of Dreams is 641,431.70 square meters (equivalent to approximately 6.9 million square feet), of which approximately 31,227.3 square meters, or 4.87%, comprises gaming and gaming support area and is owned by the Macau SAR. Effective January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to US$93) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to US$311) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

Under the current terms of the land concession, the annual land use fees payable to the Macau government range from approximately MOP3.4 million (equivalent to US$0.4 million) during development up to approximately MOP9.9 million (equivalent to US$1.2 million) after completion of development. The land use fee amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized by the City of Dreams casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us and held for use at City of Dreams during the duration of the Concession Contract, including the main gaming equipment to support our table games and gaming machine operations, cage equipment, security and surveillance equipment, casino fittings and equipment. We own the remaining gaming and gaming support equipment utilized by the City of Dreams casino and equipment utilized in the hotels at City of Dreams.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet). In March 2006, the Macau government granted the land on which Altira is built to Altira Resorts for 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in December 2013. As of December 31, 2023, the total gross floor area of Altira Macau is approximately 104,583.39 square meters (equivalent to approximately 1.1 million square feet), of which approximately 17,128.8 square meters or 16.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. Total land premium required is in the amount of MOP169.3 million (equivalent to US$21.0 million) which was paid in full in 2013. According to the current terms of the land concession, the annual land use fees payable to the Macau government are approximately MOP1.5 million (equivalent to US$190,000). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized by Altira Macau in the casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us for usage in our operations during the duration of the Concession Contract and held for use at Altira Macau, including the main gaming equipment to support our table games and gaming machine operations, cage equipment, security and surveillance equipment and casino fittings and equipment. We own the remaining gaming and gaming support equipment utilized by the Altira casino and equipment utilized at the Altira hotel.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 68,800 square feet at the following locations in Macau as of December 31, 2023:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	13,600
Grand Dragon	January 2005	G/F, 1/F and 2/F of Grand Dragon Hotel	12,700
Sintra	November 2005	G/F and 1/F of Hotel Sintra	7,800
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	15,700
Inner Harbor	December 2013	Rua Nova do Comércio, n.os 2-12, Macau	7,300
Kuong Fat	June 2014	Rua de Pequim n.º174, Centro Comercial Kuong Fat Cave A-H, Macau	11,700

Total			68,800

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through December 2026, which are renewable upon reaching agreements with the owners.

The leasehold improvements to Mocha Club premises and the onsite equipment utilized at the Mocha Clubs are owned and held for use to support the gaming machine operations. In addition, the gaming machines at Altira are operated under the Mocha Club brand.

In addition to the Mocha Clubs, we also operate the Grand Dragon Casino, which focuses on mass market table games. Grand Dragon Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel in Macau and occupy a floor area of approximately 10,700 square feet as of December 31, 2023. We operate Grand Dragon Casino under a right-to-use agreement. The gaming equipment operated at the Grand Dragon Casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us for usage in our operations during the duration of the Concession Contract. We own the remaining gaming and gaming support equipment at the Grand Dragon Casino.

Other Premises

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several forms of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize and promote our projects and operations. We have built public relations and marketing and branding teams that cultivate media relationships, promote our brands and explore media opportunities in various markets. We use a variety of media platforms that include social media, digital, print, television, online, outdoor, on collaterals and direct mail pieces. A resorts marketing team has been established that directly liaises with current and potential customers within target Asian and other countries in order to grow and retain high-end customers. We hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of programs. We employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our operating properties.

Non-Gaming Patrons

City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels, as well as a selection of restaurants, bars and retail outlets. Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass and mass segments. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include table game rolling chip patrons, table game mass market patrons and gaming machine players.

Mass market patrons are non-rolling chip patrons who come to our properties for a variety of reasons, including our high-quality hotel brands, our broad dining options and a variety of other non-gaming attractions and activities.

Rolling chip patrons are patrons who participate in our in-house rolling chip programs or, in some cases, in the rolling chip programs of our gaming promoters. Our rolling chip patrons or premium direct players play mostly in our VIP rooms or designated gaming areas and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play in Macau in past years was brought to us by gaming promoters, also known as junket operators. While we had terminated our arrangements with all gaming promoters in Macau in December 2021, including at the Studio City Casino, we currently engage gaming promoters in Macau. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ.

We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. Where licensing requirements apply, we only engage gaming promoters who have been licensed by the relevant authority.

In Macau, our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We offer commission payment structures that are calculated by reference to the monthly rolling chip volume. Our gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. In Macau, as a customary practice in this gaming market, we grant interest-free credit to certain gaming promoters for short-term, renewable periods. The credit we extend is typically unsecured. The gaming promoters bear the responsibility for issuing credit to and, subsequently collecting, from their players.

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau include all the current concession holders in Macau and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties.

Macau Gaming Market

In 2023 and 2022, Macau generated approximately US$22.8 billion and US$5.2 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

The COVID-19 outbreaks and the related policies implemented globally, especially the travel or visa restrictions imposed by the PRC, resulted in a significant decline in inbound tourism, among other things, leading to an 85.6% decrease in gross gaming revenue in 2022 compared to 2019, according to the DICJ. While travel restrictions globally have eased and travel restrictions between Macau and the PRC have been significantly relaxed in 2023, contributing to an increase in gross gaming revenues in Macau by 334% on a year-over-year basis in 2023 compared to 2022 and by 65.5% in the first quarter of 2024 as compared to the first quarter of 2023 according to the DICJ, we believe that disruptions from COVID-19 are ongoing and, according to the DICJ, gross gaming revenues in Macau in the first quarter of 2024 are still 24.7% below the first quarter of 2019, the last financial year before COVID-19 outbreaks. The disruptions to our business caused by COVID-19 outbreaks have had an adverse effect on our operations. For the years ended December 31, 2023 and 2022, our operating revenues generated amounted to US$3.19 billion and US$0.97 billion. Lower operating revenues in 2022 were mainly due to the effects of COVID-19.

In addition to the effects of COVID-19, Macau continues to be impacted by a range of external factors, including uneven growth in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by offshore casinos and to reduce capital outflow. Such measures include reducing the amount that PRC-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users.

The mass market table games segment accounted for 69.4% of market-wide gross gaming revenues in 2023, compared to 68.5% of market-wide gross gaming revenues in 2022, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in the PRC, a robust regulatory framework and significant new infrastructure developments in Macau and the PRC, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to the DSEC, visitation to Macau totaled more than 28.2 million in 2023, an increase of 394.9% compared to 2022 but below the 39.4 million visitors in 2019. Visitors from the PRC represented 67.5% of all visitors to Macau in 2023, compared to 89.6% in 2022, and visitors from Hong Kong and Taiwan represented 25.5% and 1.8%, of all visitors to Macau in 2023, respectively.

In terms of competition, gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: Melco Resorts Macau; Sociedade de Jogos de Macau, S.A., (“SJM”), in which family members of Mr. Lawrence Ho, our chief executive officer and the chairman and chief executive officer of the Parent, have shareholding interests; Wynn Resorts (Macau) S.A. (“Wynn Macau”), a subsidiary of Wynn Resorts Ltd.; Galaxy Casino, S.A. (“Galaxy”); MGM Grand Paradise, S.A. (“MGM Grand Paradise”), which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho; and Venetian Macau Limited (“VML”), a subsidiary of Sands China Ltd and Las Vegas Sands Corporation.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962. In July 2021, SJM opened Grand Lisboa Palace, in Cotai. SJM opened The Karl Lagerfeld and Palazzo Versace Macau, respectively, in June and November 2023.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy progressively opened Phase 3 of the Galaxy Macau Resort from the second quarter 2023, while Phase 4 is currently under development and is expected to open in 2027.

VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML also operated Sands Cotai Central in Cotai in the past, which has been rebranded and redeveloped as The Londoner Macao, which opened in February 2021.

MGM Grand Paradise opened its MGM Macau facilities in December 2007, which are located next to Wynn Macau on the Macau peninsula, and its MGM Cotai resort in February 2018.

In addition to facing competition from existing operations of these concessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, hotels and casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties.

The existing concessions do not place any limits on the number of gaming facilities that may be operated. The Macau government does, however, limit the aggregate number of gaming tables and gaming machines in Macau and the opening of a new facility is subject to Macau government approval. The current cap of gaming tables and gaming machines are 6,000 and 12,000 respectively.

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the amended Macau Gaming Operations Law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5.0 billion (equivalent to approximately US$621.4 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

•

the Macau government sets the maximum number of gaming tables and gaming machines allocated to each concessionaire and the allocation of such gaming tables and gaming machines to a specific casino is subject to the approval of the Macau government;

•	the Macau government may reduce the number of gaming tables or gaming machines in certain circumstances;

•	the amount of gaming chips of each concessionaire in circulation is subject to Macau government approval; and

•

the concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. Kangwon Land operates the only casino in the country that is open to Korean nationals.

There is also strong competition from the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. as well as the Philippine Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay.

In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect, with corresponding legislation providing a legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018. A proposed project in Osaka was awarded to MGM Resorts International and its joint venture partner Orix Corporation which is currently scheduled to open in 2030. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 14,595 and 12,044 employees as of December 31, 2023 and 2022, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2023 and 2022.

	As of December 31,
	2023		2022
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs and Other(1)	577	4.0%	550	4.6%
Altira Macau	959	6.6%	1,052	8.7%
City of Dreams	7,411	50.8%	6,529	54.2%
Corporate and centralized services	363	2.5%	343	2.8%
Studio City	5,285	36.2%	3,570	29.6%

Total	14,595	100.0%	12,044	100.0%

(1)	For the purposes of this table, figures include employees at Grand Dragon Casino.

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees.

We have implemented a number of employee attraction and retention initiatives over recent years for the benefit of our employees and their families. These initiatives include, among others, a unique in-house learning academy (which provides curriculum across multi-functional tracks such as technical training — gaming and non-gaming, sales and marketing, legal, finance, human resources, computer application, language, service, leadership and lifestyle), a foundation acceleration program designed to enhance our employees’ understanding of business perspectives beyond their own jobs, an on-site high school diploma program and Diploma in Casino Management and Advanced Diploma in Gaming Management (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards to encourage the concept of life-long learning, as well as ample internal promotion and transfer opportunities. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom, to bring a bachelor degree program in-house.

Intellectual Property

We have the right to use certain trademarks that are owned or licensed by a subsidiary of our Parent, including “Morpheus,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “The House of Dancing Water,” and “Melco Resorts & Entertainment,” in Macau and/or other jurisdictions.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings, investigations and claims, which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Director and Executive Officers

The following table sets forth information regarding our sole director and executive officers as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	61	Director
Lawrence Yau Lung Ho	47	Chief Executive Officer
Geoffrey Stuart Davis	55	Chief Financial Officer

Director

Mr. Clarence Yuk Man Chung is our sole director. Mr. Chung is a director of the Parent and he was appointed to his current role in November, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) since December 2012, a director of SCI (NYSE: MSC) since October 2018 and has also been appointed as a director of certain of the Parent’s subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

Executive Officers

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as the Parent’s director on December 20, 2004 and served as its co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Mr. Ho became the managing director of Melco International in 2001 and has been its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investments Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau and a director executive of the Macao Chinese General Chamber of Commerce.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with the “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012 and was awarded “ Asia’s Best CEO” at the Asian Excellence Awards for the 12th year in 2023.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and the PRC.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as the Parent’s deputy chief financial officer from August 2010 to March 2011 and the Parent’s senior vice president, corporate finance since 2007, when he joined the Parent. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017, the chief financial officer and a director of SCI since June 2019 and October 2018, respectively, and is also a director of a number of the Parent’s subsidiaries. Prior to joining the Parent, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

Studio City Casino Agreement

On May 11, 2007, Melco Resorts Macau and Studio City Entertainment, a subsidiary of the Parent, entered into a services and right to use agreement (as amended on June 15, 2012, together with the reimbursement agreement of the same date and other agreements or arrangements entered into from time to time regarding the operation of Studio City Casino) pursuant to which Melco Resorts Macau operated Studio City Casino. These arrangements were further amended on June 23, 2022. The Studio City Casino Agreement sets forth the terms and conditions for the operation of Studio City Casino by Melco Resorts Macau and the obligations of Studio City Entertainment in respect thereof.

Under the Studio City Casino Agreement, Melco Resorts Macau manages the day to day operations at the Studio City Casino, including determining the number and mix of gaming tables and gaming machines operated at the Studio City Casino, and develops and implements systems and controls and provides security necessary for Studio City Casino. Melco Resorts Macau is also responsible for recruiting casino staff, including dealers, cashiers, security and surveillance personnel and managers. Melco Resorts Macau will deduct gaming taxes and costs incurred in connection with its ongoing operation of Studio City Casino. Such costs include the costs for allocation of any gaming tables for operation of the Studio City Casino above 26.4% of Melco Resorts Macau’s overall gaming tables allocated to Melco Resorts Macau by the Macau government. Studio City Entertainment receives the residual gross gaming revenues and recognizes these amounts as revenue from the Studio City Casino Agreement. As Melco Resorts Macau was allocated 750 gaming tables by the Macau government, pursuant to the Studio City Casino Agreement, Melco Resorts Macau is permitted to deduct costs for the allocation of gaming tables for operation at the Studio City Casino which exceed 198 gaming tables, provided such costs have been approved by SCI’s related party transactions policy. The Studio City Casino Agreement obligates Melco Resorts Macau to manage the day to day operations of the Studio City Casino in a manner intended to appeal to the VIP and mass gaming markets at a standard of quality of service set by Melco Resorts Macau in line with the overall development and operational strategy determined by SCI; however, the Studio City Casino Agreement does not require Melco Resorts Macau to operate a minimum number of gaming tables or gaming machines at the Studio City Casino or any specified mix of gaming tables and gaming machines, and the number of gaming tables and/or gaming machines may be reduced or increased by Melco Resorts Macau as it may determine pursuant to the terms and conditions of the Studio City Casino Agreement.

The Studio City Casino Agreement is subject to customary events of default, including failure of Studio City Entertainment to make any payment required by the agreement or any action by Studio City Entertainment which causes or is likely to cause Melco Resorts Macau to be in breach of its concession. The parties may terminate the Studio City Casino Agreement in the event of a default under the Studio City Casino Agreement or, among others, as a result of regulatory review, except that as long as Studio City Entertainment is directly or indirectly under the control of Melco, Melco Resorts Macau may not terminate the Studio City Casino Agreement.

Management and Shared Services Agreements

On December 21, 2015, SCI and certain of its subsidiaries entered into the Master Services Agreements with certain Melco Affiliates, which sets out the terms and conditions that apply to certain services to be provided under individual work agreements by the Melco Affiliates to certain subsidiaries of SCI and vice versa. The Master Services Agreements and the related arrangements for work agreements have been extended to December 31, 2032.

Advances to Affiliated Companies

As of December 31, 2023 and 2022, the outstanding balances of advances to affiliated companies, Melco and its subsidiaries, were US$1.42 billion and US$1.42 billion, respectively, which were unsecured and non-interest bearing. As of December 31, 2023 and 2022, no part of the amounts will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts were shown as non-current assets in the consolidated balance sheets.

Loans to an Affiliated Company

As of December 31, 2023 and 2022, the outstanding balances of loans to an affiliated company, Melco, consisted of term loan and/or loan on revolving basis, under the intercompany loan agreements as stated below, were US$219.1 million and US$330.0 million, respectively. Melco has the unconditional right to elect to refinance any maturing amount of the loan advances by way of a rollover loan.

Pursuant to an agreement dated May 18, 2022, as amended on February 27, 2023, entered into between the Company and Melco, with effect from April 6, 2022, the Company agreed to make loan advances to Melco in an amount of up to US$250.0 million on a revolving basis until (and including) April 5, 2027, at a rate not higher than 12 month Term SOFR plus 5% per annum (as and unless otherwise agreed from time to time between both parties) (“Loan Receivable 1”). As of December 31, 2023 and 2022, the outstanding balances under Loan Receivable 1 of nil and US$170.0 million, respectively, were unsecured and interest-free. As of December 31, 2022, there was no scheduled repayment within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets.

Pursuant to an agreement dated February 27, 2023 entered into between the Company and Melco, with effect from August 25, 2022, the Company agreed to make loan advances to Melco in an amount of up to US$160.0 million on a revolving basis until (and including) August 24, 2027, at a rate not higher than 12 month Term SOFR plus 5% per annum (as and unless otherwise agreed from time to time between both parties) (“Loan Receivable 2”). On August 1, 2023, the Company and Melco agreed to change the terms of Loan Receivable 2 pursuant to the Confirmation Letter as described below.

Pursuant to an agreement dated April 27, 2023 entered into between the Company and Melco, with effect from March 9, 2023, the Company agreed to make loan advances to Melco in an amount of up to US$158.0 million on a revolving basis until (and including) March 8, 2028, at a rate not higher than 12 month Term SOFR plus 5% per annum (as and unless otherwise agreed from time to time between both parties) (“Loan Receivable 3”). On August 1, 2023, the Company and Melco agreed to change the terms of Loan Receivable 3 pursuant to the Confirmation Letter as described below.

Pursuant to a confirmation letter dated August 1, 2023 entered into between the Company and Melco (the “Confirmation Letter”), with effect from May 1, 2023, both parties agreed to convert the settlement currency of Loan Receivable 2 and Loan Receivable 3 with outstanding US$ loan principal amounts of US$160.0 million and US$158.0 million, respectively, from an aggregate of US$318.0 million at an agreed exchange rate to an outstanding HK$ loan principal amount of HK$2.50 billion (equivalent to US$318.0 million). Pursuant to the Confirmation Letter, both parties also agreed to amend the interest rate under the Loan Receivable 2 and Loan Receivable 3 from a rate not higher than 12 month Term SOFR plus 5% per annum to the aggregate of i) Term SOFR plus an applicable credit adjustment spread and an applicable margin for loan advances denominated in US$; and ii) HIBOR plus an applicable margin for loan advances denominated in HK$.

As of December 31, 2023, the outstanding balances under the Loan Receivable 2 and Loan Receivable 3 of HK$471.0 million (equivalent to US$60.3 million) and HK$1.24 billion (equivalent to US$158.8 million), respectively, were unsecured and interest bearing at 7.53% per annum. As of December 31, 2022, the outstanding balances under the Loan Receivable 2 of US$160.0 million were unsecured and interest bearing at 5.63% per annum. As of December 31, 2023 and 2022, there was no scheduled repayment within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets.

For discussion of other significant related party transactions we entered into during the years ended December 31, 2023 and 2022, see note 21 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2015 Credit Facilities

Overview

On June 29, 2015, our subsidiary Melco Resorts Macau, as borrower, amended and restated a prior senior secured credit facilities agreement to a HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement, being the 2015 Credit Facilities. The 2015 Credit Facilities comprise a H.K. dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of 6 years (the “2015 Term Loan Facility”) and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to US$1.25 billion) with a term of 5 years (the “2015 Revolving Credit Facility”).

On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$352.2 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs. Other than HK$1.0 million (equivalent to US$0.1 million) which remained outstanding as of December 31, 2023 under the 2015 Term Loan Facility, all other commitments under the 2015 Term Loan Facility were canceled. In addition, a part of the revolving credit facility commitments under the 2015 Revolving Credit Facility were canceled. Post cancellation, the available revolving credit facility commitments under the 2015 Revolving Credit Facility were HK$1.0 million (equivalent to US$0.1 million).

Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to Melco Resorts Macau dated April 29, 2020 (the “BOC Waiver Letter”). The BOC Waiver Letter became effective on May 7, 2020.

Maturity Date

The final maturity date of the 2015 Credit Facilities was: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. Pursuant to the terms of the BOC Waiver Letter (as defined above), the maturity date of the 2015 Credit Facilities was extended to June 24, 2022. The maturity date of the 2015 Credit Facilities was extended to December 31, 2022, and further extended to June 24, 2024 (the “Extended Termination Date”), pursuant to extension request letters dated April 6, 2022 and December 14, 2022, respectively.

Drawdowns/Repayment

As of December 31, 2023, the outstanding principal balances under the 2015 Term Loan Facility and the 2015 Revolving Credit Facility were HK$1.0 million (equivalent to US$0.1 million) and nil, respectively. The 2015 Revolving Credit Facility of HK$1.0 million (equivalent to US$0.1 million) remains available for future drawdown as of December 31, 2023.

No further drawdowns may be made under the 2015 Term Loan Facility. The available revolving credit facility commitments under the 2015 Revolving Credit Facility are available on a fully revolving basis up to the date that is one month prior to the Extended Termination Date.

The principal amount of the 2015 Term Loan Facility, and all interest accruing thereon, is repayable in full on the Extended Termination Date. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.

Interest and Fees

Pursuant to the BOC Waiver Letter, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin of 1% per annum. Melco Resorts Macau is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility.

Security

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group. Security for the 2015 Credit Facilities includes: a first priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain bank accounts, buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

Covenants

The 2015 Credit Facilities contained covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2015 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The financial covenants under the 2015 Credit Facilities included a leverage ratio, total leverage ratio and interest cover ratio. Pursuant to the terms of the BOC Waiver Letter, BOC Macau agreed, among other things, to relax the borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions, and (ii) the requirement to make substantially all of the representations, subject to certain conditions and terms.

Events of Default

The event of default regime under the 2015 Credit Facilities comprises events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors and/or members of the Borrowing Group; the breach of the credit facility documents; (iv) certain events occurring which may give rise to a termination or rescission of Melco Resorts Macau’s concession contract and land concessions; (vi) insolvency or bankruptcy events; and (vii) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders.

Pursuant to the terms of the BOC Waiver Letter, BOC Macau agreed, among other things, to waive certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.

2020 Credit Facilities

Overview

On April 29, 2020, our subsidiary MCO Nominee One, as borrower, entered into a senior revolving credit facilities agreement for a HK$14.85 billion multicurrency revolving credit facility (equivalent to US$1.92 billion) with an initial term of 5 years.

During the year ended December 31, 2022, MCO Nominee One drew down US$820.0 million and HK$5.31 billion (equivalent to US$679.8 million) in aggregate on a net basis under the 2020 Credit Facilities.

During the year ended December 31, 2023, MCO Nominee One repaid US$820.0 million and HK$206.0 million (equivalent to US$29.6 million) in aggregate on a net basis along with accrued interest under the 2020 Credit Facilities.

Maturity Date

The original final maturity date of the 2020 Credit Facilities was April 29, 2025, or if earlier, the date of repayment, prepayment or cancellation in full of the 2020 Credit Facilities. On April 8, 2024, the maturity date was extended by two years to April 29, 2027.

Drawdowns/Repayment

As of December 31, 2023, the outstanding principal balance under the 2020 Credit Facilities was HK$8.22 billion (equivalent to US$1.05 billion), and the available unused borrowing capacity under the 2020 Credit Facilities was HK$6.63 billion (equivalent to US$848.5 million).

On March 28, 2024, HK$1.17 billion (equivalent to US$149.5 million) of the loan principal outstanding under the 2020 Credit Facilities was repaid, together with accrued interest, increasing the availability under the 2020 Credit Facilities to HK$7.80 billion (equivalent to US$996.7 million).

Drawdowns on the 2020 Credit Facilities are available on a fully revolving basis up to the date that is one month prior to the 2020 Credit Facilities’ final maturity date.

Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One may make voluntary prepayments in respect of the 2020 Credit Facilities in a minimum amount of HK$10.0 million (equivalent to US$1.3 million), plus the amount of any applicable break costs. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full. Under the terms of the 2020 Credit Facilities, change of control events include a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Resorts Macau or the Company by the Parent or/and Melco International and liquidation or dissolution of the Company. In the event Melco Resorts Macau’s concession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.

Interest and Fees

Borrowings under the 2020 Credit Facilities bears interest at HIBOR if denominated in H.K. dollars, or Term SOFR together with an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum if denominated in U.S. dollars, plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries (“2020 Borrowing Group”). Prior to June 29, 2023, borrowings under the 2020 Credit Facilities denominated in U.S. dollars bore interest at LIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities of one, two, three or six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the 2020 Credit Facilities until the end of the applicable availability period.

Security

The indebtedness under the 2020 Credit Facilities is guaranteed by Melco Resorts Macau and MCO Investments Limited (“MCO Investments” and together with Melco Resorts Macau, the “Subsidiary Guarantors”). The 2020 Credit Facilities are unsecured.

Covenants

The 2020 Credit Facilities contain covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2020 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MCO Investments and its subsidiaries.

On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to waive the following financial condition covenants contained in the facility agreement under the Facility Agreement:

•	meet or exceed the interest cover ratio (ratio of consolidated EBITDA to consolidated net finance charges as such terms are defined in the Facility Agreement) of 2.50 to 1.00;

•	not exceed the senior leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 3.50 to 1.00; and

•	not exceed the total leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 4.50 to 1.00,

in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.

On November 5, 2021, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to a waiver extension of the same financial condition covenants contained in the facility agreement under the 2020 Credit Facilities (as described above) for the relevant periods ended or ending on the following applicable test dates: (a) March 31, 2022; (b) June 30, 2022; (c) September 30, 2022; and (d) December 31, 2022.

On August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to a waiver extension of the same financial condition covenants contained in the facility agreement under the 2020 Credit Facilities (as described above) for the relevant periods ended or ending on the following applicable test dates: (a) March 31, 2023; (b) June 30, 2023; (c) September 30, 2023; (d) December 31, 2023; and (e) March 31, 2024.

Events of Default

The event of default regime under the 2020 Credit Facilities comprises events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions:

•	the failure to make any payment when due;

•	the breach of financial covenants;

•	a cross default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of MCO Nominee One or any other member of the 2020 Borrowing Group;

•	the breach of the credit facility documents;

•	insolvency or bankruptcy events; and

•	misrepresentations on the part of MCO Nominee One or a Subsidiary Guarantor in statements made in the loan documents delivered to the lenders for the 2020 Credit Facilities.

2025 Senior Notes

Overview

On June 6, 2017, Melco Resorts Finance issued the First 2025 Senior Notes, comprising US$650.0 million in aggregate principal amount of 4.875% senior notes due 2025, at an issue price of 100% of the principal amount, and, on July 3, 2017, Melco Resorts Finance issued the Additional 2025 Senior Notes, comprising US$350.0 million in aggregate principal amount of 4.875% senior notes due 2025, at an issue price of 100.75% of the principal amount.

Interest

The 2025 Senior Notes bear interest at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year.

Ranking and Priority

The 2025 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2025 Senior Notes mature on June 6, 2025 and Melco Resorts Finance has the option to redeem all or a portion of the 2025 Senior Notes at any time prior to June 6, 2020, at the applicable “make-whole” redemption price as described in the 2025 Senior Notes indenture. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2025 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2025 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2025 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2025 Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2025 Senior Notes Indenture, each holder of the 2025 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2025 Senior Notes at a fixed redemption price.

Covenants

The 2025 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2025 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2025 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2025 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2025 Senior Notes indenture, the trustee under the 2025 Senior Notes indenture or the holders of at least 25% of the then outstanding 2025 Senior Notes may declare the principal of the 2025 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2026 Senior Notes

Overview

On April 26, 2019, Melco Resorts Finance issued the 2026 Senior Notes, comprising US$500.0 million in aggregate principal amount of 5.250% senior notes due 2026, at an issue price of 100% of the principal amount.

Interest

The 2026 Senior Notes bear interest at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year.

Ranking and Priority

The 2026 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2026 Senior Notes mature on April 26, 2026 and Melco Resorts Finance has the option to redeem all or a portion of the 2026 Senior Notes at any time prior to April 26, 2022, at the applicable “make-whole” redemption price as described in the 2026 Senior Notes indenture. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2026 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2026 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2026 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2026 Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2026 Senior Notes indenture, each holder of the 2026 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2026 Senior Notes at a fixed redemption price.

Covenants

The 2026 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2026 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2026 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2026 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2026 Senior Notes indenture, the trustee under the 2026 Senior Notes indenture or the holders of at least 25% of the then outstanding 2026 Senior Notes may declare the principal of the 2026 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2027 Senior Notes

Overview

On July 17, 2019, Melco Resorts Finance issued the 2027 Senior Notes, comprising US$600.0 million in aggregate principal amount of 5.625% senior notes due 2027, at an issue price of 100% of the principal amount.

Interest

The 2027 Senior Notes bear interest at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year beginning on January 17, 2020.

Ranking and Priority

The 2027 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2027 Senior Notes mature on July 17, 2027 and Melco Resorts Finance has the option to redeem all or a portion of the 2027 Senior Notes at any time prior to July 17, 2022, at the applicable “make-whole” redemption price as described in the 2027 Senior Notes indenture. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2027 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2027 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2027 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2027 Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2027 Senior Notes indenture, each holder of the 2027 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2027 Senior Notes at a fixed redemption price.

Covenants

The 2027 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2027 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2027 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2027 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2027 Senior Notes indenture, the trustee under the 2027 Senior Notes indenture or the holders of at least 25% of the then outstanding 2027 Senior Notes may declare the principal of the 2027 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2028 Senior Notes

Overview

On July 21, 2020, Melco Resorts Finance issued the First 2028 Senior Notes, comprising US$500.0 million in aggregate principal amount of 5.750% senior notes due 2028, at an issue price of 100% of the principal amount, and, on August 11, 2020, the Company issued the Additional 2028 Senior Notes, comprising US$350.0 million in aggregate principal amount of 5.750% senior notes due 2025, at an issue price of 101% of the principal amount.

Interest

The 2028 Senior Notes bear interest at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year.

Ranking and Priority

The 2028 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2028 Senior Notes mature on July 21, 2028 and Melco Resorts Finance has the option to redeem all or a portion of the 2028 Senior Notes at any time prior to July 21, 2023, at the applicable “make-whole” redemption price as described in the 2028 Senior Notes indenture. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2028 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2028 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2028 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2028 Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2028 Senior Notes indenture, each holder of the 2028 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2028 Senior Notes at a fixed redemption price.

Covenants

The 2028 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2028 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2028 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2028 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2028 Senior Notes indenture, the trustee under the 2028 Senior Notes indenture or the holders of at least 25% of the then outstanding 2028 Senior Notes may declare the principal of the 2028 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2029 Senior Notes

Overview

On December 4, 2019, Melco Resorts Finance issued the First 2029 Senior Notes, comprising US$900.0 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 100% of the principal amount, and, on January 21, 2021, Melco Resorts Finance issued the Additional 2029 Senior Notes, comprising US$250.0 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 103.25% of the principal amount.

Interest

The 2029 Senior Notes bear interest at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year beginning on June 4, 2020.

Ranking and Priority

The 2029 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2029 Senior Notes mature on December 4, 2029 and Melco Resorts Finance has the option to redeem all or a portion of the 2029 Senior Notes at any time prior to December 4, 2024, at the applicable “make-whole” redemption price as described in the 2029 Senior Notes indenture. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2029 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2029 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2029 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2029 Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2029 Senior Notes indenture, each holder of the 2029 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2029 Senior Notes at a fixed redemption price.

Covenants

The 2029 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2029 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2029 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2029 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2029 Senior Notes indenture, the trustee under the 2029 Senior Notes indenture or the holders of at least 25% of the then outstanding 2029 Senior Notes may declare the principal of the 2029 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Other Financing

We may obtain financing or refinancing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects and other matters. The amounts may be material.

MELCO RESORTS FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

REPORT OF INDEPENDENT AUDITORS

To the Shareholder and the Sole Director of Melco Resorts Finance Limited

Opinion

We have audited the consolidated financial statements of Melco Resorts Finance Limited (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, shareholder’s (deficit) equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Ernst & Young LLP

Singapore

April 5, 2024

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$645,555	$1,044,682
Restricted cash	—	50,971
Accounts receivable, net of allowances for credit losses of $146,227 and $192,240	85,307	40,233
Receivables from affiliated companies	798,600	800,681
Inventories	16,242	14,752
Prepaid expenses and other current assets	39,319	38,319

Total current assets	1,585,023	1,989,638

Property and equipment, net	2,061,659	2,377,561
Intangible assets, net	198,682	7,892
Goodwill	81,582	81,606
Long-term prepayments, deposits and other assets, net of allowances for credit losses of $2,377 and $14,966	42,695	59,265
Receivables from affiliated companies, non-current	1,642,407	1,753,710
Restricted cash	124,556	124,592
Operating lease right-of-use assets	26,520	28,492
Land use rights, net	204,067	280,142

Total assets	$5,967,191	$6,702,898

LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$7,071	$4,113
Accrued expenses and other current liabilities	723,123	495,679
Income tax payable	5,686	1,966
Operating lease liabilities, current	7,641	4,426
Current portion of long-term debt, net	149,774	322,500
Payables to affiliated companies	68,585	66,430

Total current liabilities	961,880	895,114

Long-term debt, net	4,987,673	5,655,532
Other long-term liabilities	223,633	5,754
Deferred tax liabilities, net	3,021	8,665
Operating lease liabilities, non-current	21,969	25,093

Total liabilities	6,198,176	6,590,158

Commitments and contingencies (Note 20)
Shareholder’s (deficit) equity:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	—	—
Additional paid-in capital	1,897,463	1,885,246
Accumulated other comprehensive losses	(5,236)	(3,499)
Accumulated losses	(2,123,212)	(1,769,007)

Total shareholder’s (deficit) equity	(230,985)	112,740

Total liabilities and shareholder’s (deficit) equity	$5,967,191	$6,702,898

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2023	2022
Operating revenues:
Casino	$2,713,906	$710,865
Rooms	155,444	42,839
Food and beverage	87,522	31,442
Entertainment, retail and other	233,795	186,524

Total operating revenues	3,190,667	971,670

Operating costs and expenses:
Casino	(1,936,617)	(725,905)
Rooms	(44,304)	(25,993)
Food and beverage	(76,368)	(43,029)
Entertainment, retail and other	(16,464)	(12,558)
General and administrative	(634,996)	(284,235)
Pre-opening costs	(3,946)	—
Amortization of gaming subconcession	—	(32,785)
Amortization of land use rights	(10,797)	(10,793)
Depreciation and amortization	(270,376)	(272,968)
Property charges and other	(229,000)	(22,579)

Total operating costs and expenses	(3,222,868)	(1,430,845)

Operating loss	(32,201)	(459,175)

Non-operating income (expenses):
Interest income	26,187	6,287
Interest expense	(345,533)	(273,334)
Other financing costs	(3,956)	(5,980)
Foreign exchange losses, net	(500)	(997)
Other income, net	412	651

Total non-operating expenses, net	(323,390)	(273,373)

Loss before income tax	(355,591)	(732,548)
Income tax benefit (expense)	1,386	(1,272)

Net loss	$(354,205)	$(733,820)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2023	2022
Net loss	$(354,205)	$(733,820)
Other comprehensive loss:
Foreign currency translation adjustments	(1,737)	(9,293)

Other comprehensive loss	(1,737)	(9,293)

Total comprehensive loss	$(355,942)	$(743,113)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S (DEFICIT) EQUITY

(In thousands, except share and per share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Losses)	Accumulated Losses	Total Shareholder’s Equity (Deficit)
	Shares	Amount
Balance at January 1, 2022	1,202	$—	$1,863,861	$5,794	$(1,035,187)	$834,468
Net loss	—	—	—	—	(733,820)	(733,820)
Foreign currency translation adjustments	—	—	—	(9,293)	—	(9,293)
Share-based compensation	—	—	21,385	—	—	21,385

Balance at December 31, 2022	1,202	—	1,885,246	(3,499)	(1,769,007)	112,740
Net loss	—	—	—	—	(354,205)	(354,205)
Foreign currency translation adjustments	—	—	—	(1,737)	—	(1,737)
Share-based compensation	—	—	12,217	—	—	12,217

Balance at December 31, 2023	1,202	$—	$1,897,463	$(5,236)	$(2,123,212)	$(230,985)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(354,205)	$(733,820)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	281,173	316,546
Amortization of deferred financing costs and original issue premiums	17,051	16,194
Interest accretion on financial liability	2,996	—
Net loss on disposal of property and equipment	5	232
Impairment of long-lived assets	207,608	3,595
Gain on disposal of assets held for sale	—	(2,629)
Reversal of provision for credit losses	(5,058)	(232)
Share-based compensation	12,014	31,059
Changes in operating assets and liabilities:
Accounts receivable	(39,856)	9,159
Receivables from affiliated companies	1,850	(104,888)
Inventories, prepaid expenses and other	(2,442)	(5,787)
Long-term prepayments, deposits and other	12,923	8,488
Accounts payable, accrued expenses and other	190,997	(124,470)
Payables to affiliated companies	2,170	(13,086)
Other long-term liabilities	4,873	2,255

Net cash provided by (used in) operating activities	332,099	(597,384)

Cash flows from investing activities:
Payments of loans or advances to an affiliated company	(158,000)	(521,860)
Acquisition of property and equipment	(32,590)	(36,233)
Acquisition of intangible assets	(4,262)	(8,741)
Proceeds from sale of property and equipment	110	327
Proceeds from loans or advances repayment from an affiliated company	270,489	—

Net cash provided by (used in) investing activities	75,747	(566,507)

Cash flows from financing activities:
Repayments of long-term debt	(2,101,190)	—
Payments of Concession liabilities	(7,981)	—
Proceeds from long-term debt	1,251,544	1,499,814
Payments of financing costs	—	(1,936)
Proceeds from advances from an affiliated company	—	1,278

Net cash (used in) provided by financing activities	(857,627)	1,499,156

Effect of exchange rate on cash, cash equivalents and restricted cash	(353)	(1,251)

(Decrease) increase in cash, cash equivalents and restricted cash	(450,134)	334,014
Cash, cash equivalents and restricted cash at beginning of year	1,220,245	886,231

Cash, cash equivalents and restricted cash at end of year	$770,111	$1,220,245

Supplemental cash flow disclosures:
Cash paid for interest	$(331,460)	$(248,319)
Cash paid for income taxes	$(536)	$(2,842)
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from operating leases	$(5,508)	$(7,911)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification	$4,233	$8,346
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$10,492	$4,559
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$6,280	$—
Change in other current and other long-term liabilities arising from recognition of an intangible asset (Note 7)	$239,588	$—
Change in payables to affiliated companies related to sale of assets held for sale	$—	$(15,562)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information

Melco Resorts Finance Limited (“Melco Resorts Finance”) is incorporated in the Cayman Islands. Melco Resorts Finance together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and operator of integrated resort facilities in the Macau Special Administrative Region of the People’s Republic of China (“Macau”). The Company operates its gaming business in Macau through its subsidiary, Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a holder of a ten-year concession to operate games of fortune and chance in casinos in Macau which commenced on January 1, 2023 and ends on December 31, 2032 (the “Concession”) and a holder of a previous gaming subconcession to operate gaming business in Macau which expired on December 31, 2022.

The Company currently operates City of Dreams and Altira Macau, integrated resorts located at Cotai and Taipa, respectively, Macau, Studio City Casino, a casino at Studio City, a cinematically-themed integrated resort in Cotai, Macau developed by affiliated companies of the Company, Grand Dragon Casino, a casino located at Taipa, Macau, and Mocha Clubs, non-casino based operations of electronic gaming machines in Macau.

Melco Resorts Finance’s sole shareholder is Melco Resorts & Entertainment Limited (“Melco”), a company incorporated in the Cayman Islands. Melco’s American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market in the United States of America (the “U.S.”). Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19

While the Company’s business continues to recover from the impact of, and disruptions caused by, COVID-19, the pace of recovery of the Company’s business from COVID-19 could vary materially from current estimates and could materially affect the Company’s business, prospects, financial condition and results of operations.

The Company is currently unable to reasonably estimate the financial impact on its future results of operations, cash flows and financial condition from these disruptions.

As of December 31, 2023, the Company had cash and cash equivalents of $645,555 and available unused borrowing capacity of $848,592, subject to the satisfaction of certain conditions precedent.

The Company continues to take cash preservation measures such as implementing cost reduction programs to minimize cash outflows for non-essential items, rationalizing the Company’s capital expenditure programs with deferrals and reductions.

The Company believes it is able to support continuing operations and capital expenditures for at least twelve months after the date that these consolidated financial statements are issued. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Melco Resorts Finance and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less. Cash equivalents consist of bank time deposits placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash consists of cash deposits in (i) collateral bank accounts for bank guarantees as disclosed in Note 3; and (ii) collateral bank accounts associated with borrowings under the credit facilities as disclosed in Note 11.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is/can be given to gaming promoters. These receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and gaming promoters for which the Company intends to set off when required. As of December 31, 2023 and 2022, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance for credit losses is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers, current business and economic conditions, and management’s expectations of future business and economic conditions.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(f)	Accounts Receivable and Credit Risk—continued

Management believes that as of December 31, 2023 and 2022, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the weighted average method.

(h)	Assets Held For Sale

Assets classified as held for sale are measured at the lower of their carrying amounts or fair values less costs to sell. Losses are recognized for any initial or subsequent write-down to fair values less costs to sell, while gains are recognized for any subsequent increases in fair values less costs to sell, but not in excess of the cumulative losses previously recognized. Assets are not depreciated and amortized while classified as held for sale.

(i)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Company’s integrated resort facilities, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	7 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Plant and gaming machinery	3 to 5 years

During the years ended December 31, 2023 and 2022, impairments of property and equipment of $110,033 and $3,595, being part of the impairment of long-lived assets as described in Note 2(k), were recognized, respectively, and included in property charges and other in the accompanying consolidated statements of operations.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(j)	Goodwill and Intangible Assets

Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are stated at cost, net of accumulated amortization, and accumulated impairment, if any. The Company’s finite-lived intangible assets consist of the previous gaming subconcession for the period up to its expiry on December 31, 2022, the Concession and internal-use software. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of 3 years on a straight-line basis. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair value of the reporting unit is determined using income valuation approaches through the application of the discounted cash flow method. Estimating fair value of the reporting unit involves significant assumptions, including future revenue growth rates, future market conditions, gross margin, discount rate and terminal growth rate. If the carrying value of the reporting unit exceeds its fair value, an impairment is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.

No impairment on goodwill and intangible assets with indefinite lives was recognized during the years ended December 31, 2023 and 2022. During the year ended December 31, 2023, an intangible asset with a finite life for Altira Macau was fully impaired, being part of the impairment of long-lived assets as described in Note 2(k). No impairment on intangible assets with finite lives was recognized during the year ended December 31, 2022.

(k)	Impairment of Long-lived Assets (Other Than Goodwill)

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(k)	Impairment of Long-lived Assets (Other Than Goodwill)—continued

market conditions and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs.

During the year ended December 31, 2023, with the market value of Altira Macau significantly decreased as a result of a change in its forecasted performance given the latest market conditions and lingering disruptions to the business caused by COVID-19 and the Company’s earlier cessation of arrangements with gaming promoters in Macau, an impairment of long-lived assets in relation to Altira Macau of $207,608 was recognized and included in property charges and other in the accompanying consolidated statements of operations. Such amount included the impairment of Altira Macau’s property and equipment of $110,033, and the full impairment of the finite-lived intangible assets, land use rights and operating lease right-of-use assets for Altira Macau of $30,435, $65,172 and $1,968, respectively. The fair values of the long-lived assets of Altira Macau were estimated by using level 3 inputs based on a combination of income and cost approaches.

During the year ended December 31, 2022, an impairment of long-lived assets of $3,595 represents the impairment of property and equipment which related to a significant decrease in the market value of an aircraft as described in Note 5, was recognized and included in property charges and other in the accompanying consolidated statements of operations. The fair value of the aircraft was estimated by using level 2 inputs based on a buyer indicative purchase price.

(l)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current, in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(m)	Land Use Rights

Land use rights represent the upfront land premiums paid for the use of land held under operating leases, which are stated at cost, net of accumulated amortization, and accumulated impairment, if any. Amortization is provided over the estimated term of the land use rights of 40 years on a straight-line basis. During the year ended December 31, 2023, land use right for Altira Macau was fully impaired, being part of the impairment of long-lived assets as described in Note 2(k). No impairment on land use rights was recognized during the year ended December 31, 2022.

(n)	Leases

At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(n)	Leases—continued

measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease components are accounted for separately.

During the year ended December 31, 2023, operating lease right-of-use assets for Altira Macau were fully impaired, being part of the impairment of long-lived assets as described in Note 2(k). No impairment on operating lease right-of-use assets was recognized during the year ended December 31, 2022.

(o)	Revenue Recognition

The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers and gaming promoters, cash discounts and other cash incentives earned by customers are recorded as reductions of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under the Company’s non-discretionary incentive programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by the Company to incentivize future gaming, the Company allocates the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under the Company’s control and discretion and supplied by third parties are recorded as operating expenses.

The Company operates different non-discretionary incentive programs in certain of its properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, the Company defers a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for Company-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(o)	Revenue Recognition—continued

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of Studio City Casino and one of its externally managed hotels and concluded that it is the controlling entity and is the principal to these arrangements.

For the operation of Studio City Casino, on June 23, 2022, Melco Resorts Macau and Studio City Entertainment Limited (“Studio City Entertainment”), an affiliated company of the Company, amended a services and right to use agreement to align such agreement with the enacted amendments to the Macau gaming law, together with related agreements (the “Studio City Casino Agreement” and previously referred to as the Services and Right to Use Arrangements), under which Melco Resorts Macau operates Studio City Casino since Studio City Entertainment does not hold a gaming concession in Macau. Pursuant to the Studio City Casino Agreement, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino from Studio City Casino’s gross gaming revenues, and recognizes the residual amount as an expense captioned as payments (funds received) under the Studio City Casino Agreement with an affiliated company as disclosed in Note 21. Given Melco Resorts Macau has full responsibility for the operations of Studio City Casino in accordance with the Concession or its previous gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

For the operation of the externally managed hotel, as the Company is the owner of the hotel property, the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel business. The Company is the principal and the transactions are, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Contract and Contract-Related Liabilities

In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability.

The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips, which represent the amounts owed in exchange for gaming chips held by customers and gaming promoters, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentives earned from the Loyalty Programs, and (3) advance deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers and gaming promoters before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(o)	Revenue Recognition—continued

Contract and Contract-Related Liabilities—continued

purchased, earned or deposited and are recorded as accrued expenses and other current liabilities in the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips held by customers and gaming promoters, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers and gaming promoters.

The following table summarizes the activities related to contract and contract-related liabilities:

	Outstanding Gaming Chips		Loyalty Program Liabilities		Advance Deposits and Ticket Sales
	2023	2022	2023	2022	2023	2022
Balance at January 1	$29,830	$60,396	$11,298	$20,775	$249,794	$290,229
Balance at December 31	72,030	29,830	31,723	11,298	231,968	249,794

Increase (decrease)	$42,200	$(30,566)	$20,425	$(9,477)	$(17,826)	$(40,435)

(p)	Gaming Taxes

The Company is subject to taxes based on gross gaming revenue and other metrics in Macau. These gaming taxes totaled $1,327,801 and $354,690 for the years ended December 31, 2023 and 2022, respectively, are recognized as casino expense in the accompanying consolidated statements of operations.

(q)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the year ended December 31, 2023, the Company incurred pre-opening costs primarily in connection with certain new operations of City of Dreams. The Company also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(r)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $64,102 and $17,710 for the years ended December 31, 2023 and 2022, respectively.

(s)	Interest Income

Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations.

(t)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of Melco Resorts Finance and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(t)	Foreign Currency Transactions and Translations—continued

The functional currency of Melco Resorts Finance is the U.S. dollar (“$” or “US$”) and the functional currency of most of Melco Resorts Finance’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive loss.

(u)	Comprehensive Loss and Accumulated Other Comprehensive Losses

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the accompanying consolidated statements of comprehensive loss.

As of December 31, 2023 and 2022, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax.

(v)	Share-based Compensation Expenses

Melco operates share-based compensation plans for the purpose of providing incentives and rewards to eligible employees in Melco and its subsidiaries (the “Melco Group”) including employees who rendered services to the Company. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is recognized over the vesting period of the awards on a straight-line basis. Forfeitures are recognized when they occur.

Further information on the Company’s share-based compensation arrangements is included in Note 16.

(w)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of the position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(x)	Recent Changes in Accounting Standards

Recent Accounting Pronouncement Not Yet Adopted

The Company has evaluated the recently issued, but not yet effective, accounting pronouncements that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these financial statements, and anticipated the future adoption of these pronouncements will not have a material effect on the Company’s financial position, results of operations and cash flows.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2023	2022
Cash	$544,701	$920,518
Cash equivalents	100,854	124,164

Total cash and cash equivalents	645,555	1,044,682
Current portion of restricted cash(1)	—	50,971
Non-current portion of restricted cash(2)	124,556	124,592

Total cash, cash equivalents and restricted cash	$770,111	$1,220,245

(1)	As of December 31, 2023 and 2022, the current portion of restricted cash included bank time deposits of nil and $50,971, respectively.

On September 20, 2022, Melco Resorts Macau provided a bank guarantee in an amount of Macau Patacas (“MOP”) 820,000 (equivalent to $101,942) to the Macau government to guarantee the satisfaction of any labor liabilities upon expiry of the previous gaming subconcession. As stipulated in the bank guarantee contract, MOP410,000 (equivalent to $50,971) was required to be held in a cash deposit account as collateral to secure the bank guarantee. In January 2023, such bank guarantee and the cash deposited in the collateral bank account were released. The cash of MOP410,000 (equivalent to $50,971) deposited in the collateral account was included in the current portion of restricted cash in the accompanying consolidated balance sheets as of December 31, 2022.

(2)	As of December 31, 2023 and 2022, the non-current portion of restricted cash included bank time deposits of $124,556 and $124,592, respectively.

On December 9, 2022, as required by the Concession, Melco Resorts Macau provided a bank guarantee in favor of the Macau government of MOP1,000,000 (equivalent to $124,319) to secure the fulfillment of performance of certain of its legal and contractual obligations, including labor obligations. As stipulated in the bank guarantee contract, the amount of MOP1,000,000 (equivalent to $124,319), or an equivalent amount in other currencies, is required to be held in a cash deposit account as collateral in order to secure the bank guarantee. The bank guarantee will remain in effect until 180 days after the earlier of the expiration or termination of the Concession. As of December 31, 2023 and 2022, the cash of Hong Kong dollars (“HK$”) 970,874 (equivalent to MOP1,000,000) held in the collateral bank account was translated to $124,284 and $124,319, respectively, and included in the non-current portion of restricted cash in the accompanying consolidated balance sheets.

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2023	2022
Casino	$232,560	$246,814
Hotel	1,110	514
Other	241	111

Sub-total	233,911	247,439
Less: allowances for credit losses(1)	(148,604)	(207,206)

	85,307	40,233
Non-current portion	—	—

Current portion	$85,307	$40,233

(1)

As of December 31, 2023 and 2022, the allowances for credit losses of $2,377 and $14,966 as a reduction of the long-term casino accounts receivable, are recorded and included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 63.9% and 84.0% of gross casino accounts receivable as of December 31, 2023 and 2022, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET—continued

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2023	2022
Balance at beginning of year	$207,206	$254,421
Reversal of provision for credit losses	(5,058)	(232)
Write-offs, net of recoveries	(53,313)	(46,538)
Effect of exchange rate	(231)	(445)

Balance at end of year	$148,604	$207,206

5.	ASSETS HELD FOR SALE

In June and August 2022, the Company signed two sale and purchase agreements with respective buyers to sell two aircraft (the “Aircraft”) with an aggregate selling price of $15,800. After considering the relevant facts, the Company concluded the Aircraft met the criteria for classification as assets held for sale which were reported under the Corporate and Other segment. Due to a decrease in the market value, an impairment of property and equipment of $3,595 was provided for one of the Aircraft. Upon completion of the disposals of the Aircraft in September 2022, the Company recorded a gain on disposal of assets held for sale of $2,629 on the Aircraft. The impairment and gain on disposal of assets held for sale were both included in property charges and other in the accompanying consolidated statements of operations for the year ended December 31, 2022.

6.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Buildings	$3,644,477	$3,741,048
Leasehold improvements	653,274	661,365
Furniture, fixtures and equipment	576,851	578,012
Transportation	103,646	103,183
Plant and gaming machinery	103,412	103,772

Sub-total	5,081,660	5,187,380
Less: accumulated depreciation and amortization	(3,020,001)	(2,809,819)

Property and equipment, net	$2,061,659	$2,377,561

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2023 and 2022 were $240,762 and $267,697, respectively.

The cost and accumulated amortization of right-of-use assets held under finance lease arrangements were $3,646 and $2,103 as of December 31, 2023 and $3,647 and $1,370 as of December 31, 2022, respectively.

Before the amendment of the Studio City Casino Agreement (as defined in Note 2(o)) on June 23, 2022, the Company transferred the future economic benefits of certain property and equipment for the operations of the Studio City Casino (the “Studio City Gaming Assets”) to Studio City Entertainment, pursuant to the Services and Right to Use Arrangements. During the period from January 1, 2022 to June 22, 2022, the Studio City Gaming Assets with aggregate carrying amounts of $443 were transferred to Studio City Entertainment for a total consideration of $443, which resulted in the recognition of an impairment of the Studio City Gaming Assets of $443, and a corresponding receivable from Studio City Entertainment. After the amendment of the Studio City Casino Agreement on June 23, 2022, the future economic benefits of the Studio City Gaming Assets are retained by the Company.

In accordance with the Macau gaming law, the Reversion Assets (as defined in Note 7) (including certain of the Studio City Gaming Assets) that reverted to the Macau government at the expiration of the previous

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

6.	PROPERTY AND EQUIPMENT, NET—continued

gaming subconcession are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets as part of the Concession, as disclosed in Note 7. As Melco Resorts Macau continues to be operated with the Reversion Assets in the same manner as under the previous gaming subconcession, obtains substantially all of the economic benefits and bears all of the risks arising from the operation of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Company continues to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

The Reversion Assets that reverted to the Macau government on December 31, 2022, and included in the above table, consisted of the following:

Buildings	$204,435
Plant and gaming machinery	77,528
Furniture, fixtures and equipment	29,935

311,898
Less: accumulated depreciation	(195,766)

$116,132

7.	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill

Goodwill relating to Mocha Clubs, a reporting unit, is not amortized. The changes in carrying amounts of goodwill represented the exchange differences arising from foreign currency translations at the balance sheet date.

(b)	Intangible Assets, Net

Intangible assets, net consisted of the following:

	December 31,
	2023	2022
Indefinite-lived intangible assets:
Trademarks of Mocha Clubs	$4,203	$4,204

Total indefinite-lived intangible assets	4,203	4,204

Finite-lived intangible assets:
Concession	209,934	—
Less: accumulated amortization	(24,037)	—

	185,897	—

Gaming subconcession	—	902,441
Less: accumulated amortization	—	(902,441)

	—	—

Internal-use software	26,746	16,209
Less: accumulated amortization	(18,164)	(12,521)

	8,582	3,688

Total finite-lived intangible assets	194,479	3,688

Total intangible assets, net	$198,682	$7,892

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET—continued

(b)	Intangible Assets, Net—continued

Trademarks of Mocha Clubs

Trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006. The changes in carrying amounts of trademarks represented the exchange differences arising from foreign currency translations at the balance sheet date.

Concession

On December 16, 2022, the Macau government awarded the Concession to Melco Resorts Macau. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and Melco Resorts Macau is authorized to operate the City of Dreams Casino, the Altira Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. Under the Concession, Melco Resorts Macau is obligated to pay the Macau government a fixed annual premium of MOP30,000 (equivalent to $3,729) plus a variable annual premium calculated in accordance with the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by Melco Resorts Macau. The variable annual premium is MOP300 (equivalent to $37) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.

On December 30, 2022, in accordance with the obligations under the letters of undertakings dated June 23, 2022, Melco Resorts Macau and certain subsidiaries of Melco, which hold the land lease rights for the properties on which the City of Dreams Casino, the Altira Casino and the Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the City of Dreams Casino, the Altira Casino and the Studio City Casino with an area of 31,227.3 square meters, 17,128.8 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the previous gaming subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”).

On January 1, 2023, the Company recognized an intangible asset and financial liability of MOP1,934,035 (equivalent to $239,588), representing the right to use and operate the Reversion Assets, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the Fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset were determined using the total number of gaming tables and the total number of electronic gaming machines that Melco Resorts Macau is currently approved to operate by the Macau government. In the accompanying consolidated balance sheet, the non-current portion of the financial liability of the Concession is included in other long-term liabilities and the current portion is included in accrued expenses and other current liabilities. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET—continued

(b)	Intangible Assets, Net—continued

Gaming subconcession

The deemed cost of the previous gaming subconcession in Macau was capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts Macau in 2006, and amortized on a straight-line basis over the term of the agreement, which expired on June 26, 2022. Melco Resorts Macau paid a premium of MOP47,000 (equivalent to $5,815) to the Macau government in June 2022 for the extension of the gaming subconcession contract to December 31, 2022 and such premium was amortized on a straight-line basis from June 27, 2022 to the extended expiration date on December 31, 2022.

The amortization expenses of finite-lived intangible assets recognized for the years ended December 31, 2023 and 2022 were $29,614 and $38,056, respectively.

As of December 31, 2023, the estimated future amortization expenses of finite-lived intangible assets are as follows:

Year ending December 31,
2024	$24,149
2025	24,136
2026	22,263
2027	20,655
2028	20,655
Over 2028	82,621

$194,479

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2023	2022
Deposits and other assets	$26,790	$32,380
Deferred financing costs, net	15,905	26,885
Long-term casino accounts receivable, net of allowances for credit losses of $2,377 and $14,966(1)	—	—

Long-term prepayments, deposits and other assets	$42,695	$59,265

(1)

Long-term casino accounts receivable, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

9.	LAND USE RIGHTS, NET

	December 31,
	2023	2022
City of Dreams	$397,953	$398,068
Altira Macau	80,707	145,922

	478,660	543,990
Less: accumulated amortization	(274,593)	(263,848)

Land use rights, net	$204,067	$280,142

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2023	2022
Advance deposits and ticket sales	$231,968	$249,794
Gaming tax accruals	133,872	24,451
Operating expense and other accruals and liabilities	100,307	55,523
Outstanding gaming chips	72,030	29,830
Staff cost accruals	60,207	55,159
Interest expense payable	54,065	59,660
Loyalty program liabilities	31,723	11,298
Concession liabilities(1)	22,343	—
Property and equipment payables	16,608	9,964

Accrued expenses and other current liabilities	$723,123	$495,679

(1)	As of December 31, 2023, the non-current portion of the Concession liabilities of $213,008 is included in other long-term liabilities in the accompanying consolidated balance sheet.

11.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2023	2022
Senior Notes
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $5,746 and $9,552, respectively)	$994,254	$990,448
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $2,141 and $2,981, respectively)	497,859	497,019
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $3,358 and $4,178, respectively)	596,642	595,822
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $1,634 and $1,845, respectively)	1,148,366	1,148,155
2020 5.750% Senior Notes, due 2028 (net of unamortized deferred financing costs and original issue premiums of $2,317 and $2,743, respectively)	847,683	847,257

Credit Facilities
2015 Credit Facilities	128	128
2020 Credit Facilities(1)	1,052,515	1,899,203

	5,137,447	5,978,032
Current portion of long-term debt	(149,774)	(322,500)

Long-term debt, net	$4,987,673	$5,655,532

(1)

As of December 31, 2023 and 2022, the unamortized deferred financing costs related to the revolving credit facility of the 2020 Credit Facilities of $15,905 and $26,885 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET—continued

(a)	Senior Notes

2017 4.875% Senior Notes

On June 6, 2017, Melco Resorts Finance issued $650,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100% of the principal amount (the “First 2017 4.875% Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100.75% of the principal amount (the “Second 2017 4.875% Senior Notes” and together with the First 2017 4.875% Senior Notes, collectively referred to as the “2017 4.875% Senior Notes”). The interest on the 2017 4.875% Senior Notes is accrued at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year. The 2017 4.875% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2017 4.875% Senior Notes were used to partly fund the redemption of the previous senior notes of Melco Resorts Finance and the net proceeds from the offering of the Second 2017 4.875% Senior Notes were used to fully repay the 2015 Revolving Credit Facility (as defined below).

On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance has the option to redeem in whole, but not in part the 2017 4.875% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 4.875% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 4.875% Senior Notes at a fixed redemption price.

The indenture governing the 2017 4.875% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 4.875% Senior Notes also contains conditions and events of default customary for such financings.

2019 5.250% Senior Notes

On April 26, 2019, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.250% senior notes due April 26, 2026 at an issue price of 100% of the principal amount (the “2019 5.250% Senior Notes”). The interest on the 2019 5.250% Senior Notes is accrued at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year. The 2019 5.250% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.250% Senior Notes were used to partially repay the 2015 Revolving Credit Facility.

On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance has the option to redeem in whole, but not in part the 2019 5.250% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.250% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.250% Senior Notes at a fixed redemption price.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET—continued

(a)	Senior Notes—continued

2019 5.250% Senior Notes—continued

The indenture governing the 2019 5.250% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.250% Senior Notes also contains conditions and events of default customary for such financings.

2019 5.625% Senior Notes

On July 17, 2019, Melco Resorts Finance issued $600,000 in aggregate principal amount of 5.625% senior notes due July 17, 2027 at an issue price of 100% of the principal amount (the “2019 5.625% Senior Notes”). The interest on the 2019 5.625% Senior Notes is accrued at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year. The 2019 5.625% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.625% Senior Notes were used to partially repay the 2015 Revolving Credit Facility.

On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance has the option to redeem in whole, but not in part the 2019 5.625% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.625% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.625% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.625% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.625% Senior Notes also contains conditions and events of default customary for such financings.

2019 5.375% Senior Notes

On December 4, 2019, Melco Resorts Finance issued $900,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 100% of the principal amount (the “First 2019 5.375% Senior Notes”); and on January 21, 2021, Melco Resorts Finance further issued $250,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 103.25% of the principal amount (the “Additional 2019 5.375% Senior Notes” and together with the First 2019 5.375% Senior Notes, the “2019 5.375% Senior Notes”). The Additional 2019 5.375% Senior Notes are consolidated and form a single series with the First 2019 5.375% Senior Notes. The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015 Term Loan Facility (as defined below). The net proceeds from the offering of the Additional 2019 5.375% Senior Notes were used to fully repay the 2020 Credit Facilities (as defined below).

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET—continued

(a)	Senior Notes—continued

2019 5.375% Senior Notes—continued

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time prior to December 4, 2024 at a “make-whole” redemption price. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.375% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.375% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.375% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.375% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.375% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.375% Senior Notes also contains conditions and events of default customary for such financings.

2020 5.750% Senior Notes

On July 21, 2020, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 100% of the principal amount (the “First 2020 5.750% Senior Notes”); and on August 11, 2020, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Second 2020 5.750% Senior Notes” and together with the First 2020 5.750% Senior Notes, the “2020 5.750% Senior Notes”). The Second 2020 5.750% Senior Notes are consolidated and form a single series with the First 2020 5.750% Senior Notes. The interest on the 2020 5.750% Senior Notes is accrued at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year. The 2020 5.750% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2020 5.750% Senior Notes were partially used to repay the 2020 Credit Facilities and with the remaining amount used for general corporate purposes.

On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance has the option to redeem in whole, but not in part the 2020 5.750% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2020 5.750% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2020 5.750% Senior Notes at a fixed redemption price.

The indenture governing the 2020 5.750% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2020 5.750% Senior Notes also contains conditions and events of default customary for such financings.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET—continued

(b)	Credit Facilities

2015 Credit Facilities

Post-cancellation of certain commitments of the term loan facility and the multicurrency revolving credit facility under prior senior secured credit facilities of Melco Resorts Macau (the “Borrower”) (the “2015 Credit Facilities”) on May 7, 2020, the available commitments under the term loan facility (the “2015 Term Loan Facility”) and the multicurrency revolving credit facility (the “2015 Revolving Credit Facility”) are HK$1,000 (equivalent to $128) each, collateralized by a bank deposit of HK$2,130 (equivalent to $273).

Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to the Borrower dated April 29, 2020 (the “Waiver Letter”), as subsequently extended pursuant to extension request letters dated April 6, 2022 and December 14, 2022. Pursuant to the terms of the Waiver Letter, BOC Macau agreed, among other things, to relax the Borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) the maturity date of the 2015 Credit Facilities; (ii) the repayment term of the 2015 Term Loan Facility; (iii) interest rate of the borrowings; (iv) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions; (v) the requirement to make substantially all of the representations; and (vi) certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.

Pursuant to the terms of the Waiver Letter, the maturity date of the 2015 Credit Facilities was first extended to June 24, 2022. Subsequent to that, the maturity date of the 2015 Credit Facilities, and the continuing applicability of the various waivers provided under the Waiver Letter, were further extended to a later date (the “Extended Termination Date”), being (i) December 31, 2022 pursuant to an extension request letter dated April 6, 2022; and (ii) June 24, 2024 pursuant to a further extension request letter dated December 14, 2022. The 2015 Term Loan Facility was originally repayable in quarterly instalments according to an amortization schedule. Pursuant to the terms of the Waiver Letter (as amended and extended), the 2015 Term Loan Facility is repayable in full on the Extended Termination Date (as amended and extended). Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.

Borrowings under the 2015 Credit Facilities bore interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group (as described below). The Borrower was permitted to select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period. Pursuant to the Waiver Letter, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin of 1% per annum.

As of December 31, 2023, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility was HK$1,000 (equivalent to $128) and nil, respectively, and the available unused borrowing capacity under 2015 Revolving Credit Facility was HK$1,000 (equivalent to $128) and the outstanding principal amount was included in the non-current portion of long-term debt as of December 31, 2023 in accordance with applicable accounting standards because management has intent and believes the Borrower has ability to refinance this short-term obligation on a long-term basis.

The indebtedness under the 2015 Credit Facilities is guaranteed by the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”). Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET—continued

(b)	Credit Facilities—continued

2015 Credit Facilities—continued

Pursuant to the terms of the Waiver Letter, the provisions that limited certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who were not members of the 2015 Borrowing Group were waived.

Under the 2015 Credit Facilities, in the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full. In addition, termination or rescission of Melco Resorts Macau’s concession contract or land concessions would constitute an event of default. As with substantially all of the undertakings and covenants under the 2015 Credit Facilities, however, these provisions are subject to a continuing waiver under the terms of the Waiver Letter.

The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of $1 and $1 during the years ended December 31, 2023 and 2022, respectively.

2020 Credit Facilities

On April 29, 2020, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco Resorts Finance, entered into a senior credit facilities agreement with a syndicate of banks (the “2020 Credit Facilities”) for a HK$14,850,000 (equivalent to $1,915,947) revolving credit facility with a term of five years. The maturity date of the 2020 Credit Facilities is April 29, 2025. Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control or if Melco Resorts Macau’s concession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.

The indebtedness under the 2020 Credit Facilities is guaranteed by Melco Resorts Macau and MCO Investments Limited (“MCO Investments”), a subsidiary of Melco Resorts Finance. The 2020 Credit Facilities are unsecured.

The 2020 Credit Facilities contain certain covenants customary for such financings including, but not limited to, limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MCO Investments and its subsidiaries. The 2020 Credit Facilities also contain conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.

On June 29, 2023, certain provisions of the 2020 Credit Facilities were amended and restated (the “2023 Amendment and Restatement”) such that borrowings under the 2020 Credit Facilities denominated in US$ should bear interest at the term Secured Overnight Financing Rate (“Term SOFR”) plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. The amendment became effective on June 29, 2023 (the “Effective Date”). Prior to the Effective Date of the 2023 Amendment and Restatement, borrowings under the 2020 Credit Facilities denominated in US$ bore interest at the London Interbank Offered Rate plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. Borrowings under the 2020 Credit Facilities denominated in HK$ bear interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities ranging from one to six months or any other agreed period.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

11.	LONG-TERM DEBT, NET—continued

(b)	Credit Facilities—continued

2020 Credit Facilities—continued

MCO Nominee One is obligated to pay a commitment fee on the undrawn amount of the 2020 Credit Facilities and recognized loan commitment fees of $3,955 and $5,979 during the years ended December 31, 2023 and 2022, respectively.

On November 5, 2021, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to waive certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities, in each case in respect of the relevant periods ended on the following applicable test dates: (a) March 31, 2022; (b) June 30, 2022; (c) September 30, 2022; and (d) December 31, 2022. Such consent became effective on November 9, 2021.

On August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities. The existing waiver remains valid in respect of the relevant periods ended on the December 31, 2022 test date, and the waiver extension granted extends the waiver for the relevant periods ended or ending on the following applicable test dates: (a) March 31, 2023; (b) June 30, 2023; (c) September 30, 2023; (d) December 31, 2023; and (e) March 31, 2024. Such consent became effective on August 17, 2022.

As of December 31, 2023, the outstanding principal amount of the 2020 Credit Facilities was HK$8,222,000 (equivalent to $1,052,515), and the available unused borrowing capacity under the 2020 Credit Facilities was HK$6,628,000 (equivalent to $848,464).

(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2023 and 2022, the Company’s average borrowing rates were approximately 5.68% and 5.10% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2023, based on the contractual maturities without accounting for the partial repayment of the 2020 Credit Facilities subsequent to December 31, 2023 as disclosed in Note 23, are as follows:

Year ending December 31,
2024	$128
2025	2,052,515
2026	500,000
2027	600,000
2028	850,000
Over 2028	1,150,000

$5,152,643

12.	LEASES

Lessee	Arrangements

The Company is the lessee under operating and finance leases for equipment and real estate, including Mocha Clubs sites, office spaces, warehouses, staff quarters, and certain parcels of land in Macau on which City of Dreams and Altira Macau are located. Certain lease agreements provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and, in some cases, contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

12.	LEASES—continued

Lessee	Arrangements—continued

land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

The components of lease costs are as follows:

	Year Ended December 31,
	2023	2022
Operating lease costs:
Amortization of land use rights	$10,797	$10,793
Operating lease costs	5,680	5,762
Short-term lease costs	10	11
Variable lease costs	2,684	1,902
Finance lease costs:
Amortization of right-of-use assets	732	810
Interest costs	—	29

Total lease costs	$19,903	$19,307

Other information related to lease term and discount rate of operating leases is as follows:

	December 31,
	2023	2022
Weighted average remaining lease term	17.1 years	22.2 years
Weighted average discount rate	5.62%	4.29%

Maturities of operating lease liabilities as of December 31, 2023 are as follows:

Year ending December 31,
2024	$7,825
2025	6,529
2026	4,593
2027	1,179
2028	1,127
Over 2028	22,593

Total future minimum lease payments	43,846
Less: amounts representing interest	(14,236)

Present value of future minimum lease payments	29,610
Current portion	(7,641)

Non-current portion	$21,969

Lessor	Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in the sites of City of Dreams with various retailers that expire at various dates through May 2035. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.

During the years ended December 31, 2023 and 2022, the Company earned minimum operating lease income of $38,525 and $36,689, respectively, and contingent operating lease income of $4,138 and $(449), respectively. Total lease income for the years ended December 31, 2023 and 2022 were reduced by $11 and $2,781, respectively, as a result of the rent concessions related to the effects of the COVID-19 outbreak.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

12.	LEASES—continued

Lessor	Arrangements—continued

Future minimum fees, excluding the contingent fees to be received under non-cancellable operating leases as of December 31, 2023 were as follows:

Year ending December 31,
2024	$47,402
2025	48,088
2026	23,451
2027	3,148
2028	204
Over 2028	574

$122,867

13.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash equivalents, bank time deposits included in restricted cash, long-term deposits, long-term receivables and other long-term liabilities approximated fair values and were classified as level 2 in the fair value hierarchy.

The fair value as of December 31, 2023 adopted for the long-lived assets impairment of Altira Macau as described in Note 2(k) were estimated by using level 3 inputs based on a combination of income and cost approaches.

The fair value as of December 31, 2022 adopted in impairment assessment of an aircraft was estimated by using level 2 inputs. Details are disclosed in Note 2(k) and Note 5.

The estimated fair values of long-term debt as of December 31, 2023 and 2022, were approximately $4,862,340 and $5,382,714, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $5,152,643 and $5,999,331, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 4.875% Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes, the 2019 5.375% Senior Notes and the 2020 5.750% Senior Notes. Fair values for the 2015 Credit Facilities and the 2020 Credit Facilities approximated their carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2023 and 2022, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

14.	CAPITAL STRUCTURE

As of December 31, 2023 and 2022, Melco Resorts Finance had authorized shares of 5,000,000 at par value of $0.01 per share and with 1,202 ordinary shares issued at par value of $0.01 per share.

15.	INCOME TAXES

The income tax (benefit) expense consisted of:

	Year Ended December 31,
	2023	2022
Income tax expense—current:
Lump sum in lieu of Macau Complementary Tax on dividends	$5,650	$2,342
Hong Kong Profits Tax	12	10

Sub-total	5,662	2,352

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	(92)	(541)
Lump sum in lieu of Macau Complementary Tax on dividends	(1,327)	—
Hong Kong Profits Tax	11	(3)

Sub-total	(1,408)	(544)

Income tax benefit—deferred:
Macau Complementary Tax	(5,640)	(536)

Total income tax (benefit) expense	$(1,386)	$1,272

A reconciliation of the income tax (benefit) expense from loss before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2023	2022
Loss before income tax	$(355,591)	$(732,548)
Macau Complementary Tax rate	12%	12%
Income tax benefit at Macau Complementary Tax rate	(42,671)	(87,906)
Lump sum in lieu of Macau Complementary Tax on dividends	5,650	2,342
Effect of different tax rate of subsidiaries operating in other jurisdiction	(15,507)	(13,761)
Over provision in prior years	(1,408)	(544)
Effect of income for which no income tax expense is payable	(619)	(2,099)
Effect of expenses for which no income tax benefit is receivable	53,321	53,538
Effect of profits generated by gaming operations exempted	(36,767)	—
Effect of tax losses that cannot be carried forward	—	15,553
Changes in valuation allowances	6,307	23,037
Expired tax losses	30,308	11,112

Income tax (benefit) expense	$(1,386)	$1,272

Melco Resorts Finance and certain of its subsidiaries are exempt from tax in the Cayman Islands, where they are incorporated, while Melco Resorts Finance and certain of its subsidiaries are subject to Hong Kong Profits Tax on income derived from Hong Kong. The remaining subsidiaries of Melco Resorts Finance incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2023 and 2022.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2023 and 2022, if applicable.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

15.	INCOME TAXES—continued

Pursuant to Dispatches of the Macau Chief Executive dated February 17, 2022 and September 1, 2022, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations under the previous gaming subconcession for the period from January 1, 2022 to June 26, 2022 and from June 27, 2022 to December 31, 2022, respectively. Melco Resorts Macau continues to benefit from the Macau Complementary Tax exemption on profits generated from gaming operations under the Concession for the period from January 1, 2023 to December 31, 2027 pursuant to a Dispatch of the Macau Chief Executive dated January 29, 2024. Melco Resorts Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with the Concession effective on January 1, 2023.

In December 2022 and March 2023, Melco Resorts Macau received extensions of the agreements with the Macau government for an amount of MOP4,000 (equivalent to $497) and MOP4,167 (equivalent to $518) as payments in lieu of Macau Complementary Tax which would otherwise be borne by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits (“Payments in lieu of Macau Complementary Tax on Dividend Distributions”) for the period from January 1, 2022 to June 26, 2022 and from June 27, 2022 to December 31, 2022, respectively. Such annual payment was required regardless of whether dividends were actually distributed or whether Melco Resorts Macau had distributable profits in the relevant year. In February 2024, Melco Resorts Macau entered into an agreement with the Macau government in relation to the Payments in lieu of Macau Complementary Tax on Dividend Distributions from January 1, 2023 to December 31, 2025. During the year ended December 31, 2023, an estimated amount of $5,650 was provided for such arrangement.

The effective tax rates for the years ended December 31, 2023 and 2022 were 0.39% and (0.17)%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, expired tax losses, changes in valuation allowances and different tax rate of subsidiaries operating in other jurisdiction for the relevant years together with the effect of profits generated by gaming operations being exempted from Macau Complementary Tax for the year ended December 31, 2023 and the effect of tax losses that cannot be carried forward for the year ended December 31, 2022.

The net deferred tax liabilities as of December 31, 2023 and 2022 consisted of the following:

	December 31,
	2023	2022
Deferred tax assets:
Net operating losses carried forward	$68,248	$81,020
Depreciation and amortization	60,825	42,483
Lease liabilities	1,819	2,657
Others	333	432

Sub-total	131,225	126,592
Valuation allowances	(127,280)	(120,300)

Total deferred tax assets	3,945	6,292

Deferred tax liabilities:
Land use rights	(4,973)	(11,894)
Right-of-use assets	(1,489)	(2,558)
Intangible assets	(504)	(505)

Total deferred tax liabilities	(6,966)	(14,957)

Deferred tax liabilities, net	$(3,021)	$(8,665)

As of December 31, 2023 and 2022, valuation allowances of $127,280 and $120,300 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

15.	INCOME TAXES—continued

realized. As of December 31, 2023, adjusted operating tax losses carried forward amounting to $171,080, $256,408 and $141,237 will expire in 2024, 2025 and 2026, respectively. Adjusted operating tax losses carried forward of $252,569 expired during the year ended December 31, 2023.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2023 and 2022 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2023 and 2022, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.

Income tax returns of Melco Resorts Finance and its subsidiaries remain open and subject to examination by the local tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

16.	SHARE-BASED COMPENSATION

Melco Share Incentive Plan

Melco adopted a share incentive plan in 2011 (as amended) (the “Melco 2011 Share Incentive Plan”), which was terminated on December 6, 2021, and a new share incentive plan, which was effective on December 6, 2021 (the “Melco 2021 Share Incentive Plan”, together with Melco 2011 Share Incentive Plan be referred as “Melco Share Incentive Plan”). Upon the termination of the Melco 2011 Share Incentive Plan, no further awards may be granted under the Melco 2011 Share Incentive Plan but the provisions of such plan shall remain in full force and effect in all other respects for any awards granted prior to the date of the termination of such plan.

During the years ended December 31, 2023 and 2022, certain share-based awards under the Melco Share Incentive Plan were granted by Melco to eligible employees of the Melco Group who rendered services to the Company.

Share Options

During the years ended December 31, 2023 and 2022, the exercise prices for share options granted under the Melco Share Incentive Plan were determined at the market closing prices of Melco’s ADSs trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of one to three years. The share options granted expire 10 years from the date of grant.

Melco uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with certain assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco’s ADSs trading on the Nasdaq Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term. The fair values of the share options at the date of grant were charged to the accompanying consolidated statements of operations over the vesting period, with a corresponding increase in additional paid-in capital as a contribution from Melco.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION—continued

Melco Share Incentive Plan—continued

Share Options—continued

The fair values of share options granted under the Melco Share Incentive Plan (excluding the Replacement Share Options as defined below) were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2023	2022
Expected dividend yield	2.50%	2.50%
Expected stock price volatility	58.67%	51.00%
Risk-free interest rate	3.39%	2.69%
Expected term (years)	5.1	5.1

On March 28, 2022, the compensation committee of Melco approved a proposal to allow for an option exchange program, designed to provide the eligible participants an opportunity to exchange certain outstanding underwater share options for new share options and new restricted shares to be granted, subject to the eligible participants’ consent (the “Option Exchange Program”). The share options eligible for exchange under the Option Exchange Program were those that were granted during the years from 2012 to 2021 under the Melco 2011 Share Incentive Plan, including those unvested, or vested but not exercised or the unexercised share options granted in 2012 but expired in March 2022. The Option Exchange Program became unconditional and effective on April 15, 2022, the date Melco accepted the eligible participants’ consent (the “Modification Date”).

A total of 1,972,242 eligible share options granted to eligible employees of the Melco Group who rendered services to the Company were tendered and surrendered (the “Cancelled Share Options”) and Melco granted an aggregate of 1,233,900 new share options (the “Replacement Share Options”) and 3,635,106 new restricted shares (the “Replacement Restricted Shares”) under the Melco 2021 Share Incentive Plan. The Replacement Share Options and Replacement Restricted Shares have vesting periods of one to two years. The Replacement Share Options expire 10 years from April 6, 2022. A total incremental share-based compensation expense resulting from the Option Exchange Program was approximately $2,129, representing the excess of (i) the fair value of certain Replacement Share Options measured using the Black-Scholes valuation model on the Modification Date; and (ii) the fair value of certain Replacement Restricted Shares determined with reference to the market closing price of Melco’s ADSs trading on the Nasdaq Global Select Market on the Modification Date, over the fair value of the Cancelled Share Options immediately before the exchange. The incremental share-based compensation expenses and the unrecognized compensation costs remaining from the Cancelled Share Options are being recognized over the new vesting periods of the Replacement Share Options and Replacement Restricted Shares. The weighted average fair value of the Replacement Share Options at the Modification Date was $0.82.

The fair values of the Replacement Share Options granted under the Melco 2021 Share Incentive Plan were estimated on the Modification Date using the following weighted average assumptions:

Expected dividend yield	2.50%
Expected stock price volatility	52.50%
Risk-free interest rate	2.75%
Expected term (years)	4.6

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION—continued

Melco Share Incentive Plan—continued

Share Options—continued

A summary of the share options activity under the Melco Share Incentive Plan for the year ended December 31, 2023, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2023	3,164,055	$2.84
Granted	46,773	4.13
Exercised	(68,148)	2.47
Forfeited	(28,110)	6.89

Outstanding as of December 31, 2023	3,114,570	$2.83	8.20	$1,386

Fully vested and expected to vest as of December 31, 2023	3,114,570	$2.83	8.20	$1,386

Exercisable as of December 31, 2023	1,319,472	$3.19	8.10	$541

The following information is provided for share options under the Melco Share Incentive Plan:

	Year Ended December 31,
	2023	2022
Weighted average grant date fair value (excluding the options granted under the Option Exchange Program)	$1.82	$0.94

Proceeds from the exercise of share options	$168	$—

Intrinsic value of share options exercised	$120	$—

As of December 31, 2023, there were $861 unrecognized compensation costs related to share options under the Melco Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.18 years.

Restricted Shares

Certain restricted shares were approved by Melco to be granted under the Melco Share Incentive Plan to the eligible employees of the Melco Group who rendered services to the Company in lieu of the bonuses for their services performed during 2022 (the “Bonus Restricted Shares”). Share-based compensation expenses of $10,077, of which $111 were capitalized, were recognized for such grant during the year ended December 31, 2022, based on the estimated bonus amounts, with a corresponding increase in payables to affiliated companies as the amounts were charged to the Company by Melco or its subsidiaries. The Bonus Restricted Shares were granted in April 2023 and vested immediately on its grant date.

Other than the Bonus Restricted Shares, the fair values for restricted shares granted under the Melco Share Incentive Plan during the years ended December 31, 2023 and 2022 were determined with reference to the market closing prices of Melco’s ADSs trading on the Nasdaq Global Select Market on the dates of grant or the Modification Date and were charged to the accompanying consolidated statements of operations over the vesting period, with a corresponding increase in additional paid-in capital as a contribution from Melco. These restricted shares have vesting periods of one to three years.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

16.	SHARE-BASED COMPENSATION—continued

Melco Share Incentive Plan—continued

Restricted Shares—continued

A summary of the restricted shares activity under the Melco Share Incentive Plan for the year ended December 31, 2023, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date or Modification Date Fair Value
Unvested as of January 1, 2023	14,297,013	$3.25
Granted	4,177,392	4.13
Vested	(4,317,885)	3.65
Forfeited	(396,786)	3.27
Transferred in	55,638	3.47
Transferred out	(7,413,288)	3.33

Unvested as of December 31, 2023	6,402,084	$3.46

The following information is provided for restricted shares under the Melco Share Incentive Plan:

	Year Ended December 31,
	2023	2022
Weighted average grant date fair value (excluding the restricted shares granted under the Option Exchange Program)	$4.13	$2.47

Grant date fair value of restricted shares vested	$15,771	$18,301

As of December 31, 2023, there were $12,990 unrecognized compensation costs related to restricted shares under the Melco Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.75 years.

The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2023	2022
Share-based compensation expenses	$12,215	$31,452
Less: share-based compensation expenses capitalized in property and equipment	(201)	(393)

Share-based compensation expenses recognized in general and administrative expenses	$12,014	$31,059

17.	EMPLOYEE BENEFIT PLANS

The eligible employees of the Company are allowed to participate in defined contribution fund schemes operated by the Company or Melco (the “Defined Contribution Fund Schemes”). The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting of 10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

17.	EMPLOYEE BENEFIT PLANS—continued

Employees employed by the Company in Macau are members of a government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the Macau government. The Company is required to pay monthly fixed contributions and meet the minimum mandatory requirement of the Social Security Fund Scheme to fund the benefits.

During the years ended December 31, 2023 and 2022, the Company’s contributions into the defined contribution retirement benefits schemes were $19,924 and $18,721, respectively.

18.	DISTRIBUTION OF PROFITS

Subsidiaries of Melco Resorts Finance incorporated in Macau are required to set aside a minimum between 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to between 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2023 and 2022, the aggregate balance of the legal reserves amounted to $31,511 and $31,511, respectively.

19.	DIVIDENDS

During the years ended December 31, 2023 and 2022, the Sole Director of Melco Resorts Finance did not declare any dividends on the ordinary shares.

20.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2023, the Company had capital commitments mainly for the acquisition of property and equipment for City of Dreams totaling $24,783.

(b)	Other Commitments

Concession—Macau

Under the Concession awarded by the Macau government to Melco Resorts Macau on December 16, 2022, in addition to the fixed premium and variable premiums, as well as the Fee (see Note 7), Melco Resorts Macau is obligated to pay the Macau government the following:

i)	A special gaming tax of an amount equal to 35% of gross gaming revenue on a monthly basis.

ii)

Contributions of 2% and 3% of gross gaming revenue to a public fund, and to urban development, touristic promotion and social security, respectively, on a monthly basis. These contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances.

iii)

A special premium in the event the average gross gaming revenue of Melco Resorts Macau’s gaming tables does not reach the annual minimum of MOP7,000 (equivalent to $870) and the average gross gaming revenue of the electronic gaming machines does not reach the annual minimum of MOP300 (equivalent to $37). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by Melco Resorts Macau and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and electronic gaming machines.

iv)

Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in the amount of MOP1,000,000 (equivalent to $124,284) until 180 days after the earlier of the expiration or termination of the Concession to guarantee its performance of certain of its legal and contractual obligations, including labor obligations.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES—continued

(b)	Other Commitments—continued

Concession—Macau—continued

As a result of the bank guarantee issued by the bank to the Macau government as disclosed above, a sum of 0.03% per annum of the guarantee amount is payable by Melco Resorts Macau to the bank.

Committed Investment

In connection with the Concession, Melco Resorts Macau has undertaken to carry out investment in the overall amount of MOP11,823,700 (equivalent to $1,469,491) by December 2032. The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Out of the total investment amount referred to above, MOP10,008,000 (equivalent to $1,243,829) is to be applied to non-gaming related projects, with the balance applied to gaming related projects. Melco Resorts Macau has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000 (equivalent to $248,940), in the event the Macau’s annual gross gaming revenue reaches MOP180,000,000 (equivalent to $22,371,034) (the “Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180,000,000 (equivalent to $22,371,034) in 2023, the Incremental Investment Trigger was reached and, the non-gaming investment to be carried out was increased by MOP2,003,000 (equivalent to $248,940) to MOP12,011,000 (equivalent to $1,492,769), with the overall investment amount increased to MOP13,826,700 (equivalent to $1,718,431) to be carried out by December 2032. As of December 31, 2023, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP1,330,971 (equivalent to $165,418).

(c)	Pledged Assets

Except as disclosed in Note 11, the Company has the following pledged assets as of December 31, 2023:

•

On November 30, 2016, Studio City Company Limited (“Studio City Company”), an affiliated company of the Company which is majority-owned by Melco, amended and restated its prior senior secured credit facilities agreement from HK$10,855,880 (equivalent to $1,395,357) to HK$234,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”). Certain specified bank accounts of Melco Resorts Macau are pledged as security for the 2016 Studio City Credit Facilities and related finance documents.

•

On February 16, 2022, Studio City Company issued $350,000 in aggregate principal amount of 7.000% senior secured notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2022 7.000% Studio City Secured Notes”). Certain specified bank accounts of Melco Resorts Macau are pledged as security for the 2022 7.000% Studio City Secured Notes and related finance documents.

(d)	Litigation

As of December 31, 2023, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

21.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2023	2022
Transactions with affiliated companies

Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Management fee and other service fee income	$173,535	$138,603
	Loan interest income	19,362	3,175
	Rooms and food and beverage revenues	541	152

	Costs and expenses (services provided to the Company):
	Payments (funds received) under the Studio City Casino Agreement(1)	155,527	(56,665)
	Management fee expenses(2)	168,058	150,200
	Trademark license fees(3)	78,480	—
	Purchase of goods and services	144,452	20,599
	Transportation service fee expenses	22,051	17,843

	Sale and purchase of assets:
	Transfer-out of economic benefits of Studio City Gaming Assets (Note 6)	—	443
	Purchase of property and equipment	813	76

(1)

Pursuant to the Studio City Casino Agreement as defined in Note 2(o), Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino from Studio City Casino’s gross gaming revenues, and recognizes the residual amount as an expense captioned as payments (funds received) under the Studio City Casino Agreement with an affiliated company.

(2)	These management fee expenses included recharges of share-based compensation expenses.

(3)	The amount represents the fees to use certain licensed marks granted by a subsidiary of Melco, as licensor, to the Company in the territories as defined in the trademarks license agreement.

Other	Related Party Transactions

As of December 31, 2023 and 2022, certain funds were received from Studio City Entertainment, which are shown as other long-term liabilities in the accompanying consolidated balance sheets and to be amortized over the future economic benefits of the Studio City Casino Agreement for the operation of the Studio City Casino in subsequent periods as other income in the accompanying consolidated statements of operations. During the years ended December 31, 2023 and 2022, the Company received funds of $5,527 and $2,026, respectively, from Studio City Entertainment for the above arrangement.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

21.	RELATED PARTY TRANSACTIONS—continued

(a)	Receivables from Affiliated Companies

The outstanding balances as of December 31, 2023 and 2022 are receivables from Melco International and its subsidiaries and joint venture mainly arising from operating income or prepayment of operating expenses on behalf of the affiliated companies, and are unsecured, non-interest bearing and repayable on demand.

(b)	Payables to Affiliated Companies

The outstanding balances as of December 31, 2023 and 2022 are payables to Melco International’s subsidiaries mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company, and are unsecured, non-interest bearing and repayable on demand.

(c)	Receivables from Affiliated Companies, Non-current

	December 31,
	2023	2022
Advances to affiliated companies (Note (i))	$1,423,351	$1,423,710
Loans to an affiliated company (Note (ii))	219,056	330,000

	$1,642,407	$1,753,710

(i)

The outstanding balances as of December 31, 2023 and 2022 are advances to Melco and its subsidiaries, and are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the accompanying consolidated balance sheets.

(ii)

The outstanding balances as of December 31, 2023 and 2022 are loans to Melco, consisted of term loan and/or loan on revolving basis, under the intercompany loan agreements as stated below. As of December 31, 2023, Melco has the unconditional right to elect to refinance any maturing amount of the loan advances by way of a rollover loan.

Pursuant to an agreement dated May 18, 2022, as amended on February 27, 2023, entered into between the Company and Melco, with effect from April 6, 2022, the Company agreed to make loan advances to Melco in an amount of up to $250,000 on a revolving basis until (and including) April 5, 2027, at a rate not higher than 12 month Term SOFR plus 5% per annum (as and unless otherwise agreed from time to time between both parties) (“Loan Receivable 1”). As of December 31, 2023 and 2022, the outstanding balances under Loan Receivable 1 of nil and $170,000, respectively, were unsecured and interest-free. As of December 31, 2022, there was no scheduled repayment within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets.

Pursuant to an agreement dated February 27, 2023 entered into between the Company and Melco, with effect from August 25, 2022, the Company agreed to make loan advances to Melco in an amount of up to $160,000 on a revolving basis until (and including) August 24, 2027, at a rate not higher than 12 month Term SOFR plus 5% per annum (as and unless otherwise agreed from time to time between both parties) (“Loan Receivable 2”). On August 1, 2023, the Company and Melco agreed to change the terms of Loan Receivable 2 pursuant to the Confirmation Letter as described below.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

21.	RELATED PARTY TRANSACTIONS—continued

(c)	Receivables from Affiliated Companies, Non-current—continued

Pursuant to an agreement dated April 27, 2023 entered into between the Company and Melco, with effect from March 9, 2023, the Company agreed to make loan advances to Melco in an amount of up to $158,000 on a revolving basis until (and including) March 8, 2028, at a rate not higher than 12 month Term SOFR plus 5% per annum (as and unless otherwise agreed from time to time between both parties) (“Loan Receivable 3”). On August 1, 2023, the Company and Melco agreed to change the terms of Loan Receivable 3 pursuant to the Confirmation Letter as described below.

Pursuant to a confirmation letter dated August 1, 2023 entered into between the Company and Melco (the “Confirmation Letter”), with effect from May 1, 2023, both parties agreed to convert the settlement currency of Loan Receivable 2 and Loan Receivable 3 with outstanding US$ loan principal amounts of $160,000 and $158,000, respectively, from an aggregate of $318,000 at an agreed exchange rate to an outstanding HK$ loan principal amount of HK$2,496,213 (equivalent to $318,000). Pursuant to the Confirmation Letter, both parties also agreed to amend the interest rate under the Loan Receivable 2 and Loan Receivable 3 from a rate not higher than 12 month Term SOFR plus 5% per annum to the aggregate of i) Term SOFR plus an applicable credit adjustment spread and an applicable margin for loan advances denominated in US$; and ii) HIBOR plus an applicable margin for loan advances denominated in HK$.

As of December 31, 2023, the outstanding balances under the Loan Receivable 2 and Loan Receivable 3 of HK$470,956 (equivalent to $60,288) and HK$1,240,257 (equivalent to $158,768), respectively, are unsecured and interest bearing at 7.53% per annum. There is no scheduled repayment within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current assets.

22.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of City of Dreams, Mocha and Other and Altira Macau. Studio City Casino is included in the Corporate and Other category. Effective from June 27, 2022, the Grand Dragon Casino, which was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment as a result of the change of terms of the right-to-use agreement for the Grand Dragon Casino.

The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2023	2022
Macau:
City of Dreams	$2,717,462	$2,641,661
Mocha and Other	131,605	118,066
Altira Macau	81,311	244,131

Sub-total	2,930,378	3,003,858
Corporate and Other	3,036,813	3,699,040

Total consolidated assets	$5,967,191	$6,702,898

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

22.	SEGMENT INFORMATION—continued

Capital Expenditures

	Year Ended December 31,
	2023	2022
Macau:
City of Dreams	$22,267	$21,787
Mocha and Other	4,590	1,704
Altira Macau	3,893	3,303

Sub-total	30,750	26,794
Corporate and Other	15,977	4,210

Total capital expenditures	$46,727	$31,004

The Company’s segment information and reconciliation to net loss is as follows:

	Year Ended December 31,
	2023	2022
Operating revenues
Macau:
City of Dreams	$2,063,185	$630,978
Mocha and Other	119,018	76,415
Altira Macau	113,952	32,780

Sub-total	2,296,155	740,173
Corporate and Other	894,512	231,497

Total operating revenues	$3,190,667	$971,670

Adjusted property EBITDA(1)
Macau:
City of Dreams	$507,898	$(27,736)
Mocha and Other	24,466	10,303
Altira Macau	(5,557)	(43,145)

Total adjusted property EBITDA	526,807	(60,578)

Operating costs and expenses:
Pre-opening costs	(3,946)	—
Amortization of gaming subconcession	—	(32,785)
Amortization of land use rights	(10,797)	(10,793)
Depreciation and amortization	(270,376)	(272,968)
Share-based compensation	(12,014)	(31,059)
Property charges and other	(229,000)	(22,579)
Corporate and Other expenses	(32,875)	(28,413)

Total operating costs and expenses	(559,008)	(398,597)

Operating loss	(32,201)	(459,175)

Non-operating income (expenses):
Interest income	26,187	6,287
Interest expense	(345,533)	(273,334)
Other financing costs	(3,956)	(5,980)
Foreign exchange losses, net	(500)	(997)
Other income, net	412	651

Total non-operating expenses, net	(323,390)	(273,373)

Loss before income tax	(355,591)	(732,548)
Income tax benefit (expense)	1,386	(1,272)

Net loss	$(354,205)	$(733,820)

(1)

“Adjusted property EBITDA” is net loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation, Corporate and Other expenses, and other non-operating income and expenses. The Company uses Adjusted property EBITDA to measure the operating performance of City of Dreams, Mocha and Other and Altira Macau and to compare the operating performance of its properties with those of its competitors.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands, except share and per share data)

22.	SEGMENT INFORMATION—continued

The Company’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2023	2022
Macau	$2,572,510	$2,775,693

Total long-lived assets	$2,572,510	$2,775,693

23.	SUBSEQUENT EVENTS

On March 28, 2024, MCO Nominee One repaid the outstanding principal amount of HK$1,170,000 (equivalent to $149,549 based on the exchange rate on transaction date) along with accrued interest under the 2020 Credit Facilities, and such outstanding principal amount of HK$1,170,000 (equivalent to $149,774 based on the exchange rate as of December 31, 2023) was included in the current portion of long-term debt in the accompanying consolidated balance sheet as of December 31, 2023 in accordance with applicable accounting standards.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 5, 2024, the date the accompanying consolidated financial statements were available to be issued.